UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Apellis Pharmaceuticals, Inc.

(Name of Subject Company)

Apellis Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03753U106

(CUSIP Number of Class of Securities)

Cedric Francois, M.D., Ph.D.

President and Chief Executive Officer

Apellis Pharmaceuticals, Inc.

100 Fifth Avenue

Waltham, MA 02451

(617) 977-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person Filing Statement)

With copies to:

Stuart M. Falber Hal J. Leibowitz Andrew R. Bonnes Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Adam O. Emmerich, Esq. Ronald C. Chen, Esq. Victor Goldfeld, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Apellis Pharmaceuticals, Inc., a Delaware corporation (“Apellis”). The address of the principal executive offices of Apellis is 100 Fifth Avenue, Waltham, MA 02451, and its telephone number is (617) 977-5700. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Apellis” refer to Apellis Pharmaceuticals, Inc.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Apellis, $0.0001 par value per share (each, a “Share” and collectively, the “Shares”). As of April 9, 2026, there were 128,007,815 Shares issued and outstanding; 8,501,955 Shares subject to issuance pursuant to stock options to purchase Shares granted pursuant to Apellis’ 2010 Equity Incentive Plan and 2017 Equity Incentive Plan; 463,656 Shares subject to issuance pursuant to stock options to purchase Shares granted pursuant to Apellis’ 2020 Inducement Stock Incentive Plan; 108,754 Shares subject to issuance pursuant to outstanding purchase rights under Apellis’ 2017 Employee Stock Purchase Plan (based on accumulated contributions through such date); 8,637,914 Shares subject to issuance pursuant to granted and outstanding restricted stock units (“RSUs”) in respect of Shares (assuming target performance of RSUs subject to performance-based vesting); and Shares issuable upon the conversion of $93,897,000 in aggregate principal amount of convertible notes, which are convertible into Shares at an initial rate of 25.3405 Shares per $1,000 principal amount, subject to potential adjustments in accordance with the terms of the indenture governing the convertible notes.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of Apellis, which is the person filing this Schedule 14D-9, are set forth above under “Item 1. Subject Company Information—Name and Address.”

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Biogen Inc., a Delaware corporation (“Parent” or “Biogen”), and (ii) Aspen Purchaser Sub, Inc., a Delaware corporation and wholly owned subsidiary of Biogen (“Purchaser”). The Schedule TO relates to the tender offer to acquire any and all of the issued and outstanding Shares in exchange for (i) $41.00 per Share, net to the seller in cash, without interest and subject to reduction for any applicable tax withholding (such amount, or any higher amount per share paid pursuant to the offer, the “upfront consideration”), plus (ii) one contractual, non-transferable contingent value right per Share (each, a “CVR”), which shall entitle the holder to receive potential payments of up to an aggregate of $4.00 in cash, without interest and subject to reduction for any applicable tax withholding, upon the achievement of certain specified milestones described below in accordance with the terms and conditions of a contingent value rights agreement (the “CVR agreement”) to be entered into by and among Biogen, Apellis and a rights agent mutually acceptable to Biogen and Apellis (the “rights agent”) (the upfront consideration plus one (1) CVR, or any higher price as may be paid in the offer in accordance with the merger agreement (as defined below), the “offer price”), upon the terms and subject to the conditions set forth in the offer to purchase, dated April 14, 2026 (as it may be amended or supplemented from time to time, the “offer to purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “letter of transmittal” and together with the offer to purchase, the “offer”).

The offer to purchase and the letter of transmittal are being mailed to Apellis’ stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 31, 2026, by and among Biogen, Purchaser and Apellis (as it may be amended or supplemented from time to time, the “merger agreement”). A more complete description of the merger agreement can be found in Section 11 (The Transaction Agreements—The Merger Agreement) of the offer to purchase, and a copy of the merger agreement has been filed as Exhibit (e)(1) hereto and incorporated herein by reference.

The merger agreement provides that, on the terms and subject only to the conditions of the offer and merger agreement, Purchaser will (and Biogen will cause Purchaser to) (i) irrevocably accept for purchase, and purchase, all Shares validly tendered (and not validly withdrawn) pursuant to the offer as promptly as practicable upon the later of (A) the earliest time as of which Purchaser is permitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to irrevocably accept for purchase Shares validly tendered (and not validly withdrawn) pursuant to the offer and (B) the earliest time as of which each of the conditions of the offer shall have been satisfied or waived (the “acceptance time”) and (ii) pay, or cause a paying agent designated by Biogen prior to the acceptance time to pay, the offer price for such Shares promptly (and, in any event, within three (3) business days (calculated as set forth in Rule 14d-1(g)(3) of the Exchange Act) after the acceptance time). The initial expiration time of the offer is one minute after 11:59 p.m., Eastern Time on May 13, 2026, unless extended or earlier terminated as permitted by the merger agreement.

As soon as practicable following (and, if the acceptance time occurs on a business day, on the same day as, and if the acceptance time does not occur on a business day, on the first (1st) business day after) the acceptance time, upon the terms and subject to the satisfaction or waiver of the conditions set forth in the merger agreement, Purchaser will merge with and into Apellis (the “merger”), the separate corporate existence of Purchaser will cease and Apellis will continue as the surviving corporation in the merger and a wholly owned subsidiary of Biogen (the “surviving corporation”). The merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and effected without a vote of the stockholders of Apellis.

In the merger, each Share that is issued and outstanding immediately prior to the time that the certificate of merger in respect of the merger has been duly filed with and accepted by the Secretary of State of the State of Delaware, or at such subsequent time or date as Biogen and Apellis shall, subject to the terms of the merger agreement, agree and specify in the certificate of merger (the “effective time”), other than Shares (i) held in the treasury of Apellis immediately prior to the effective time, (ii) irrevocably accepted for purchase in the offer by Purchaser and “received” (as such term is defined by Section 251(h)(6)(f) of the DGCL), (iii) held by Biogen, Purchaser or any other wholly owned subsidiary of Biogen as of both the commencement of the offer and immediately prior to the effective time or (iv) held by a holder or beneficially by a “beneficial owner” (as defined in Section 262(a) of the DGCL) who is entitled to demand and properly demands appraisal rights of such Shares pursuant to, and who is complying in all respects with, the provisions of Section 262 of the DGCL (unless and until such time as such person effectively withdraws, fails to perfect or otherwise loses such person’s appraisal rights under the DGCL with respect to such shares) will be automatically converted into the right to receive the offer price from Purchaser, without interest and subject to reduction for any applicable withholding taxes (the “merger consideration”).

The merger agreement provides that, at the effective time, each then-outstanding option and RSU will be treated as follows:

•

Each outstanding and unexercised option that is vested pursuant to its existing terms or that vests as a result of the transactions contemplated by the merger agreement (each, a “cash-out option”) will be automatically cancelled and converted into the right to receive:

•

if the per-Share exercise price is less than the upfront consideration, (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such cash-out option, multiplied by (y) the excess of the upfront consideration over the per-Share exercise price of such cash-out option, payable promptly following the effective time, and (ii) one CVR for each Share underlying such cash-out option; or

•

if the per-Share exercise price is equal to or greater than the upfront consideration and less than the sum of (i) the upfront consideration plus (ii) $4.00 (i.e., the maximum amount payable pursuant to a CVR assuming that the milestones are achieved) (such sum, the “aggregate amount”), one CVR for each Share underlying such cash-out option (with any payable milestone payment amounts being reduced by the excess, if any, of the applicable per-Share exercise price over the upfront consideration, as set forth in the CVR agreement).

•

Each outstanding and unexercised option that is not a cash-out option (each, a “converted option”) will be automatically cancelled and converted into the right to receive the following payments, with such payments to vest and become payable at the same time as the underlying converted option would have vested and become exercisable pursuant to its terms, subject to the holder’s continued service through the applicable vesting dates, and otherwise to remain subject to the same terms and conditions, including any “double-trigger” vesting provisions, as were applicable to the converted option:

•

if the per-Share exercise price is less than the upfront consideration, (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such converted option, multiplied by (y) the excess of the upfront consideration over the per-Share exercise price of such converted option, and (ii) one CVR for each Share underlying such converted option; or

•

if the per-Share exercise price is equal to or greater than the upfront consideration and less than the aggregate amount, one CVR for each Share underlying such converted option (with any payable milestone payment amounts being reduced by the excess, if any, of the applicable per-Share exercise price over the upfront consideration, as set forth in the CVR agreement).

•	Each vested or unvested option with a per-Share exercise price that is equal to or greater than the aggregate amount will be cancelled without consideration and will have no further force or effect.

•

Each outstanding RSU that is vested pursuant to its existing terms or that vests as a result of the transactions contemplated by the merger agreement (each, a “cash-out RSU award”) will be automatically cancelled and converted into the right to receive (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such cash-out RSU award, multiplied by (y) the upfront consideration, payable promptly following the effective time, and (ii) one CVR for each Share underlying such cash-out RSU award.

•

Each outstanding RSU that is not a cash-out RSU award (each, a “converted RSU award”) will be automatically cancelled and converted into the right to receive (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such converted RSU award (which number will, for each performance-vesting converted RSU award, be determined based on the target level of performance, except that for each performance-vesting converted RSU award granted in January 2026 subject to TSR-related performance metrics, such number will be determined based on actual performance through the latest practicable date prior to the effective time), multiplied by (y) the upfront consideration, and (ii) one CVR for each Share underlying such converted RSU award, with all payments in respect of the converted RSU award to vest and become payable at the same time as the underlying converted RSU award would have vested pursuant to its terms, subject to the holder’s continued service through the applicable vesting dates or, for RSUs subject to performance-based vesting, the applicable performance period, and will otherwise remain subject to the same terms and conditions, including any “double-trigger” vesting provisions.

The merger agreement provides that, effective as of immediately prior to the effective time, each then-outstanding and unexercised warrant, if any, will, as a result of and contingent upon the consummation of the merger and without any action on the part of any holder of any such warrant, be deemed to be exercised in full in a “cashless exercise” pursuant to the terms of such warrant. Any warrant that is exercised prior to the effective time shall result in the issuance of Shares in accordance with the terms of such warrant, and any such Shares issued upon the exercise of such warrant and outstanding immediately prior to the effective time will be treated as other Shares in the merger.

As used in this Schedule 14D-9, “transactions” means the offer, the merger and the other transactions contemplated by the merger agreement.

The foregoing summary of the transactions is qualified in its entirety by the descriptions contained in the offer to purchase and the letter of transmittal and the terms of the merger agreement.

According to the offer to purchase, the principal executive office of each of Biogen and Purchaser is 225 Binney Street, Cambridge, MA 02142, and the telephone number at such principal office is (617) 679-2000.

Information relating to the offer, including the offer to purchase, the letter of transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of Apellis’ website at https://investors.apellis.com/investor-relations.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9 (including with respect to any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Apellis and any of its affiliates, on the one hand, and any of Apellis’ executive officers, directors or affiliates, on the other hand, as set forth in Apellis’ Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 23, 2025 (the “proxy statement”), filed as Exhibit (e)(22) hereto and incorporated herein by reference, in the sections thereof entitled “Compensation Discussion and Analysis,” “Further Information Regarding Executive Compensation” and “Transactions with Related Persons”), to Apellis’ knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) Apellis or any of its affiliates, on the one hand, and (ii)(A) any of Apellis’ executive officers, directors or affiliates, or (B) Biogen, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

The board of directors of Apellis (the “Apellis Board”) was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation.”

(a) Arrangements between Apellis and its Executive Officers, Directors and Affiliates.

Interests of Certain Persons

In considering the recommendation of the Apellis Board to tender Shares in the offer, stockholders of Apellis should be aware that Apellis’ executive officers, members of the Apellis Board and their affiliates may be considered to have interests in the execution and delivery of the merger agreement and all of the transactions, including the offer and the merger, that may be different from or in addition to those of stockholders of Apellis generally. The Apellis Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the merger agreement and the transactions and to recommend that stockholders tender Shares in the offer. As described in more detail below, these interests include: (i) the treatment of RSUs and options held by directors and executive officers in the merger; (ii) the potential receipt of severance benefits by executive officers pursuant to the executive separation benefits plan (as defined below); (iii) the potential participation by executive officers in the excise tax gross-up plan (as defined below); and (iv) the entitlement of directors and executive officers to indemnification benefits.

For further information with respect to the arrangements between Apellis and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” please see the proxy statement, and other filings and reports that Apellis may file from time to time with the SEC.

For purposes of this disclosure, Apellis’ executive officers are:

Name of Executive Officer	Position
Cedric Francois, M.D., Ph.D.	Co-Founder & Chief Executive Officer/President
David Acheson	Executive Vice President, Global Commercial Officer
Caroline Baumal, M.D.	Chief Medical Officer
Kelley Boucher	Chief People Officer
Jim Chopas	Vice President, Corporate Controller and Chief Accounting Officer
Mark DeLong	Chief Business & Strategy Officer
Pascal Deschatelets, Ph.D.	Co-Founder & Chief Scientific Officer
Leslie Meltzer, Ph.D.	Chief Research & Development Officer
Nur Nicholson	Chief Technical Operations Officer
Timothy Sullivan	Chief Financial Officer and Treasurer
David Watson, J.D.	General Counsel and Secretary

Apellis’ executive officers who are named executive officers are Dr. Francois, Mr. Sullivan, Dr. Baumal, Ms. Boucher and Mr. Watson.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•

the relevant price per Share is equal to the aggregate amount (i.e., $45.00), which is the sum of the upfront consideration ($41.00) and the maximum amount payable pursuant to a CVR ($4.00 in the aggregate per Share), assuming that the milestones are achieved;

•

the effective time of the merger as referenced in this section occurs on April 9, 2026, which is the assumed date of the effective time of the merger solely for purposes of the disclosure in this section (the “assumed closing date”); and

•

the employment of each named executive officer of Apellis is terminated in a severance-qualifying termination immediately following the merger and on the assumed closing date, and each named executive officer complies with all requirements necessary to receive any severance benefits.

The amounts indicated below are rounded to the nearest whole number and are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above, and do not reflect or attempt to forecast certain compensation actions that may occur before completion of the transactions, including exercises of options, vesting and settlement of RSUs, or forfeitures of options and RSUs that may occur prior to the effective time. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by the executive officers and directors of Apellis may materially differ from the amounts set forth below.

Outstanding Shares Held by Directors and Executive Officers

If executive officers and directors of Apellis tender Shares for purchase pursuant to the offer, they will receive the same offer price on the same terms and conditions as the other stockholders of Apellis for such tendered Shares. If such executive officers and directors do not tender their Shares for purchase pursuant to the offer, but the conditions to the offer are otherwise satisfied or waived in accordance with the terms of the merger agreement and the merger is consummated, then such executive officers and directors will receive merger consideration on the same terms and conditions as the other stockholders of Apellis with respect to their Shares.

The following table sets forth (i) the number of Shares beneficially owned as of April 9, 2026, by each of Apellis’ executive officers and non-employee directors (excluding Shares issuable upon the exercise of outstanding options and the vesting and settlement of RSUs), and (ii) the aggregate amount that would be payable for such Shares pursuant to the offer:

Name of Executive Officer or Director	Number of Shares (#)	Total Aggregate Amount for Shares ($)
Executive Officers
Cedric Francois (1)	2,799,075		$125,958,375
David Acheson	13,097		$589,365
Caroline Baumal	98,657		$4,439,565
Kelley Boucher	8,244		$370,980
Jim Chopas	89,795		$4,040,775
Mark DeLong	181,029		$8,146,305
Pascal Deschatelets	1,584,085		$71,283,825
Leslie Meltzer	—		—
Nur Nicholson	285,760		$12,859,200
Timothy Sullivan	674,407		$30,348,315
David Watson	291,148		$13,101,660
Non-Employee Directors		$
Gerald Chan	248,992		$11,204,640
Mikael Dolsten	—		—
A. Sinclair Dunlop	245,419		$11,043,855
Stephanie Monaghan O’Brien	254,742		$11,463,390
Paul Fonteyne	124,418		$5,598,810
Alec Machiels (2)	1,254,676		$56,460,420
Keli Walbert	17,890		$805,050
Craig Wheeler	13,069		$588,105
All of Apellis’ current directors and executive officers as a group (19 persons)	8,184,503		368,302,635

(1)	Includes 234,411 Shares held by The Francois-DuBois Educational Trust, as to which Mr. Machiels holds a voting proxy and for which Fiduciary Trust Company of New England serves as trustee.
(2)	Includes 234,411 Shares held by The Francois-DuBois Educational Trust, as to which Mr. Machiels holds a voting proxy.

Treatment of Options and RSUs

The merger agreement provides that, at the effective time, each then-outstanding cash-out option will be automatically cancelled and converted into the right to receive the following payments:

•

if the per-Share exercise price is less than the upfront consideration, (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such cash-out option, multiplied by (y) the excess of the upfront consideration over the per-Share exercise price of such cash-out option, payable promptly following the effective time, and (ii) one CVR for each Share underlying such cash-out option; or

•	if the per-Share exercise price is equal to or greater than the upfront consideration and less than the aggregate amount, one CVR for each Share underlying such cash-out option (with any payable milestone payment amounts being reduced by the excess, if any, of the applicable per-Share exercise price over the upfront consideration, as set forth in the CVR agreement).

The merger agreement provides that, at the effective time, each then-outstanding converted option will be automatically cancelled and converted into the right to receive the following payments, with such payments to vest and become payable at the same time as the underlying converted option would have vested and become exercisable pursuant to its terms, subject to the holder’s continued service through the applicable vesting dates, and otherwise to remain subject to the same terms and conditions, including any “double-trigger” vesting provisions, as were applicable to the converted option:

•

if the per-Share exercise price is less than the upfront consideration, (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such converted option, multiplied by (y) the excess of the upfront consideration over the per-Share exercise price of such converted option, and (ii) one CVR for each Share underlying such converted option; or

•

if the per-Share exercise price is equal to or greater than the upfront consideration and less than the aggregate amount, one CVR for each Share underlying such converted option (with any payable milestone payment amounts being reduced by the excess, if any, of the applicable per-Share exercise price over the upfront consideration, as set forth in the CVR agreement).

The merger agreement also provides that, at the effective time, each vested or unvested option with the per-Share exercise price that is equal to or greater than the aggregate amount (each, an “underwater option”) will be cancelled without consideration and will have no further force or effect.

The merger agreement further provides that, at the effective time, each then-outstanding RSU will be treated as follows:

•

each cash-out RSU award will be automatically cancelled and converted into the right to receive (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such cash-out RSU award, multiplied by (y) the upfront consideration, payable promptly following the effective time, and (ii) one CVR for each Share underlying such cash-out RSU award; and

•

each converted RSU award will be automatically cancelled and converted into the right to receive (i) an amount of cash, without interest and less applicable tax withholding, equal to the product of (x) the total number of Shares underlying such converted RSU award (which number will, for each performance-vesting converted RSU award, be determined based on the target level of performance, except that for each performance-vesting converted RSU award granted in January 2026 subject to TSR-related performance metrics, such number will be determined based on actual performance through the latest practicable date prior to the effective time), multiplied by (y) the upfront consideration, and (ii) one CVR for each Share underlying such converted RSU award, with all payments in respect of the converted RSU award to vest and become payable at the same time as the underlying converted RSU award would have vested pursuant to its terms, subject to the holder’s continued service through the applicable vesting dates or, for RSUs subject to performance-based vesting, the applicable performance period, and will otherwise remain subject to the same terms and conditions, including any “double-trigger” vesting provisions.

The table below sets forth, for each of Apellis’ executive officers and directors as of the assumed closing date, based on the aggregate amount:

•

the aggregate number of Shares underlying cash-out options and the aggregate amount payable in respect of such cash-out options on a pre-tax basis, calculated by multiplying (x) the excess of (1) aggregate amount over (2) the per-Share exercise price of such cash-out options, by (y) the total number of Shares underlying such cash-out options immediately prior to the assumed closing date;

•

the aggregate number of Shares underlying the converted options and the aggregate amount payable in respect of the converted options on a pre-tax basis, calculated by multiplying (x) the excess of (1) the aggregate amount over (2) the per-Share exercise price of such unvested converted options, by (y) the total number of Shares underlying such converted options immediately prior to the assumed closing date; and

•	the aggregate number of Shares underlying underwater options.

Name	Number of Shares Underlying Cash-Out Options (#)	Total Aggregate Amount for Cash-Out Options ($)	Number of Shares Underlying Converted Options (#)	Total Aggregate Amount for Converted Options ($)	Number of Shares Underlying Underwater Options (#)(1)
Executive Officers
Cedric Francois	1,174,279	$22,610,936	287,500	$7,362,875	235,927
David Acheson	43,600	$148,517	37,500	$960,375	22,066
Caroline Baumal	—	$—	82,500	$2,112,825	86,000
Kelley Boucher	—	$—	146,138	$3,426,177	—
Jim Chopas	20,853	$198,938	11,250	$288,113	48,950
Mark DeLong	90,773	$736,268	82,500	$2,112,825	62,463
Pascal Deschatelets	465,846	$11,213,059	82,500	$2,112,825	40,650
Leslie Meltzer	—	$—	92,592	$1,580,545	—
Nur Nicholson	211,255	$2,247,674	82,500	$2,112,825	63,839
Timothy Sullivan	517,174	$12,136,816	82,500	$2,112,825	77,716
David Watson	148,224	$937,119	82,500	$2,112,825	72,241
Non-Employee Directors
Gerald Chan	181,944	$4,954,396	11,013	$218,938	49,343
Mikael Dolsten	—	$—	24,135	$580,205	—
Sinclair Dunlop	42,470	$616,462	11,013	$218,938	49,343
Stephanie Monaghan O’Brien	181,944	$4,954,396	11,013	$218,938	49,343
Paul Fonteyne	52,370	$927,199	11,013	$218,938	49,343
Alec Machiels	181,944	$4,954,396	11,013	$218,938	49,343
Keli Walbert	8,800	$134,527	21,272	$342,046	—
Craig Wheeler	3,671	$72,979	39,208	$974,564	—
All of Apellis’ current directors and executive officers as a group (19 persons)	3,325,147	$66,843,684	1,209,660	$29,286,539	956,567

(1)

Pursuant to the terms and conditions of the merger agreement, at the effective time, each underwater option that is then-outstanding and unexercised, whether or not vested, will be cancelled at the effective time with no consideration payable in respect thereof.

The table below sets forth, for each of Apellis’ executive officers and directors as of the assumed closing date:

•

the aggregate number of Shares underlying cash-out RSU awards and the value of total aggregate amount payable in respect of such RSUs, calculated by multiplying (i) the total number of Shares underlying such RSU, by (ii) the aggregate amount; and

•

the aggregate number of Shares underlying converted RSU awards and the aggregate value of converted RSU cash awards and CVRs in respect of the converted RSU awards, in each case, on a pre-tax basis, calculated by multiplying (i) the total number of Shares underlying such converted RSU awards, by (ii) the aggregate amount.

Name	Number of Shares Underlying Cash-Out RSU Awards (#)	Total Aggregate Amount for Cash-Out RSU Awards ($)	Number of Shares Underlying Converted RSU Awards (#)(1)	Total Aggregate Amount for Converted RSU Awards ($)
Executive Officers
Cedric Francois	—	—	875,644	$39,403,980
David Acheson	—	—	116,619	$5,247,855
Caroline Baumal	—	—	118,953	$5,352,885
Kelley Boucher	—	—	173,023	$7,786,035
Jim Chopas	—	—	76,650	$3,449,250
Mark DeLong	—	—	186,543	$8,394,435
Pascal Deschatelets	—	—	135,445	$6,095,025
Leslie Meltzer	—	—	174,854	$7,868,430
Nur Nicholson	—	—	221,303	$9,958,635
Timothy Sullivan	—	—	270,413	$12,168,585
David Watson	—	—	267,033	$12,016,485
Non-Employee Directors
Gerald Chan	16,227	$730,215	7,961	$358,245
Mikael Dolsten		—	14,312	$644,040
Sinclair Dunlop	12,350	$555,750	7,961	$358,245
Stephanie Monaghan O’Brien	16,227	$730,215	7,961	$358,245
Paul Fonteyne	16,227	$730,215	7,961	$358,245
Alec Machiels	12,350	$555,750	7,961	$358,245
Keli Walbert	8,332	$374,940	7,961	$358,245
Craig Wheeler	—	$—	24,444	$1,099,980
All of Apellis’ current directors and executive officers as a group (19 persons)	81,713	$3,677,085	2,703,002	$121,635,090

(1)

The number of Shares underlying unvested performance-based RSUs is reflected at target level (100%), except for performance-based RSUs granted in January 2026 subject to TSR-related performance metrics, which are reflected at the maximum level (200%), which is the projected actual performance at the effective time.

Director Compensation

Vesting of all outstanding options and RSUs held by Apellis’ non-employee directors will accelerate in connection with the merger, and such awards will be treated as cash-out options and cash-out RSU awards, respectively, as described under “ —Treatment of Options and RSUs” above.

Executive Separation Benefits Plan

Each of Apellis’ named executive officers participates in the Apellis Executive Separation Benefits and Retention Plan (the “executive separation benefits plan”). The executive separation benefits plan provides for separation benefits for covered executive officers in the event of (i) a termination of employment by Apellis other than for cause or (ii) a resignation for good reason upon a change in control or within 12 months following a change in control (either, a “qualifying termination”).

Under the terms of the executive separation benefits plan, in the event of a qualifying termination, the named executive officers would be entitled to the following severance benefits:

•	a lump-sum payment equal to the named executive officer’s base salary for 12 months (or 18 months for Dr. Francois);

•	a lump-sum payment equal to 100% (or 150% for Dr. Francois) of the named executive officer’s target bonus award for the year in which a qualifying termination occurs;

•

provided that the named executive officer is eligible for and elects to continue receiving medical insurance pursuant to COBRA, Apellis will continue to pay on such officer’s behalf the share of the monthly premiums for such coverage (at the rate of active and similarly situated employees receiving the same type of coverage) for 12 months (or 18 months for Dr. Francois);

•	the cost of reasonable outplacement services for up to six months following a qualifying termination; and

•

accelerated vesting of all time-based equity awards held by the covered executive at the time of a qualifying termination. Apellis intends to amend the executive separation benefits plan prior to the effective time to provide that all of an executive officer’s unvested right to receive payments with respect to converted RSU awards and converted options pursuant to the merger agreement will accelerate and vest in full in the event of such officer’s termination of employment by Apellis other than for cause or resignation for good reason at any time before such entitlements are fully vested by their terms.

The payment or provision of such severance payments and benefits generally is subject to the covered executive’s execution and non-revocation of a release of claims, and timing of payment is also subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).

The estimated value of the severance payments and benefits for each of the named executive officers is set forth below on the table in the section titled “Golden Parachute Compensation—Quantification of Payments and Benefits to Apellis’ Named Executive Officers in Connection with the Transactions.” Based on the same assumptions set forth above under “—Certain Assumptions,” the estimated aggregate cash severance payments for Apellis’ six executive officers who are not named executive officers is $3,924,214.

Sections 280G and 4999 Matters

Pursuant to the merger agreement, Apellis may implement strategies to mitigate the effects, if any, of Section 280G and 4999 of the Code, including valuing the restrictive covenants applicable to any impacted individual.

In connection with the signing of the merger agreement, an excise tax gross-up plan (the “excise tax gross-up plan”) was adopted by Apellis that does not become effective until the effective time, under which impacted employees (including certain executive officers) are expected to have the right to receive a gross-up payment in the event that any payments or benefits provided to such employee in connection with the consummation of the merger becomes subject to the excise tax imposed by Section 4999 of the Code. The gross-up payments payable under the plan would generally place the plan participants in the same after-tax economic position that the participants would have been in had the excise tax not applied. Payments under the excise tax gross-up plan are subject to an aggregate cap of $25 million across all participants, including the executive officers (the “gross-up payment cap”).

See the section entitled “Golden Parachute Compensation—Quantification of Payments and Benefits to Apellis’ Named Executive Officers in Connection with the Transactions” below for an estimate of the value of the gross-up payments that may become payable under the excise tax gross-up plan to Apellis’ named executive officers in connection with the consummation of the merger. Based on the assumptions described above under “—Certain Assumptions,” the estimated aggregate value of gross-up payments under the excise tax gross-up plan that may become payable to the six executive officers who are not named executive officers is $12,331,612 (as reduced on a pro rata basis to not exceed the gross-up payment cap).

Golden Parachute Compensation—Quantification of Payments and Benefits to Apellis’ Named Executive Officers in Connection with the Transactions

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Apellis that is based on, or otherwise relates to, the transactions. For additional details regarding the terms of the payments and benefits described below, see the foregoing discussion under the caption “ —Executive Separation Benefits Plan.”

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above under “ —Certain Assumptions” and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the transactions.

The amounts in the table do not include amounts that Apellis’ named executive officers were already vested in as of the assumed closing date. In addition, these amounts do not reflect or attempt to forecast certain compensation actions that may occur before completion of the merger, including exercises of options, vesting of equity awards or forfeitures that may occur following April 9, 2026 but prior to the effective time. As a result of the aforementioned assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this disclosure, “double-trigger” refers to payments and benefits that require two conditions, which are the consummation of the transactions and a qualifying termination of employment.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Named Executive Officers
Cedric Francois, M.D., Ph.D. President & Chief Executive Officer	$2,305,463	$46,766,855	$63,948	—	$49,136,266
Timothy Sullivan Chief Financial Officer	$855,000	$14,281,410	$46,584	—	$15,182,994
Caroline Baumal, M.D. Chief Medical Officer	$948,330	$7,465,710	$32,532	$3,399,007	$11,845,579
David Watson General Counsel	$855,000	$14,129,310	$46,584	$5,634,295	$20,665,189
Kelley Boucher Chief People Officer	$739,500	$11,212,212	$50,292	$3,635,086	$15,637,090

(1)

Cash. The cash amounts payable to the named executive officers consist of the following components, as described under “—Executive Separation Benefits Plan” above: (i) 12 months of base salary (18 months for Dr. Francois) and (ii) 100% of the target annual bonus award for calendar year 2026 (150% for Dr. Francois). These amounts are “double-trigger” and are subject to the named executive officer’s execution and non-revocation of a release of claims.

(2)

Equity. For a description of the treatment of options and RSUs held by the named executive officers in connection with the merger, see “—Treatment of Options and RSUs” above. Set forth below are the values of the potential payments in respect of converted options and converted RSU awards that would become vested and payable in the event of a qualifying termination of employment upon or following the closing of the merger (i.e., “double-trigger”) based on the assumptions described above under “—Certain Assumptions.”

Name	Converted Options ($)	Converted RSU Awards ($)
Named Executive Officers
Cedric Francois	$7,362,875	$39,403,980
Timothy Sullivan	$2,112,825	$12,168,585
Caroline Baumal	$2,112,825	$5,352,885
David Watson	$2,112,825	$12,016,485
Kelley Boucher	$3,426,177	$7,786,035

(3)

Perquisites/Benefits. The amounts in this column reflect (i) the value of 12 months (18 months for Dr. Francois) of continued healthcare coverage at the same cost as would have applied if the executive’s employment had not terminated and (ii) the estimated value of outplacement services for six months, as described under “—Executive Separation Benefits Plan” above. These amounts are “double-trigger” and are subject to the named executive officer’s execution and non-revocation of a release of claims.

(4)

Tax Reimbursement. The amounts in this column represent the estimated amount of the gross-up payments that may be made to the participating named executive officers under, and in accordance with the terms of, the excise tax gross-up plan (as reduced on pro rata basis to not exceed the gross-up payment cap), as described above in “ —Sections 280G and 4999 Matters.” The right to receive the amounts in this column are “double-trigger” based on the nature of the underlying payment or benefit to which these amounts relate.

Employee Arrangements Following the Merger

Pursuant to the merger agreement, for a period of 12 months following the effective time (the “benefits continuation period”), Biogen will provide, or will cause to be provided, to each employee of Apellis and its subsidiaries as of immediately before the effective time (each, an “Apellis employee”), while employed with Biogen and its subsidiaries during the benefits continuation period, (i) base salary or wage rate not less than the base salary or wage rate provided to such employee immediately before the effective time, (ii) target short-term cash incentive opportunities no less favorable than the target short-term cash incentive opportunities provided to such Apellis employee immediately before the effective time, (iii) severance benefits determined in accordance with the executive separation benefits plan and the Apellis Employee Separation Benefits and Retention Plan (each, as may be amended by Apellis prior to the effective time to provide for extended “double-trigger” vesting protections for payments with respect to converted RSU awards and converted options during the applicable vesting period), and (iv) other employee benefits (excluding any equity-based compensation, defined benefit pensions, post-employment health or welfare benefits, and retention, change in control or other one-off or special payments or benefits) that are substantially comparable, in the aggregate, to such other employee benefits provided to such Apellis employee immediately before the effective time.

The merger agreement also provides that, with certain exceptions, service credit will be provided to Apellis employees for purposes of any benefit plans in which Apellis employees are eligible to participate after the effective time, that Biogen will use reasonable best efforts to cause certain waiting periods, preexisting coverage exclusions, and actively-at-work requirements under certain health and welfare plans applicable to Apellis employees to be waived for Apellis employees and their covered dependents.

Treatment of the Employee Stock Purchase Plan

Pursuant to the merger agreement, the Apellis 2017 Employee Stock Purchase Plan (the “Apellis ESPP”) will continue to operate consistent with its terms through the effective date, except that (i) no new Offering or Plan Period (each as defined in the Apellis ESPP) under the Apellis ESPP will commence on or after the date of the merger agreement, (ii) no new participants may join the Apellis ESPP during the current Plan Period on or after the date of the merger agreement, and (iii) no participant may increase his or her payroll deduction elections with respect to the current Plan Period on or after the date of the merger agreement. If the date of consummation of the merger (the “closing date”) occurs prior to the end of the current Plan Period, then all accumulated participant contributions under the Apellis ESPP will be used to purchase Shares from Apellis as close as reasonably practicable to (but in any event prior to) the closing date, as if such date were the last day of the Plan Period. The Apellis ESPP will be terminated immediately prior to the effective time.

Future Arrangements

Any executive officers and directors who become officers, directors or employees or who otherwise are retained to provide services to the surviving corporation may enter into new individualized compensation arrangements and may participate in cash or equity incentive or other benefit plans maintained by Biogen, any of its affiliates or the surviving corporation. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and the surviving corporation and/or its affiliates have been established or discussed.

Indemnification of Directors and Officers; Insurance

DGCL and Apellis’ Organizational Documents

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director or officer derived an improper personal benefit.

Apellis’ Restated Certificate of Incorporation (the “charter”) contains provisions that eliminate the personal liability of Apellis’ directors to Apellis or its stockholders for monetary damages for any breach of fiduciary duties as a director, notwithstanding any provision of law imposing such liability, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may be amended.

The charter provides that Apellis will indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Apellis), by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at Apellis’ request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to as an “indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if such indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Apellis’ best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

The charter also provides that Apellis will indemnify any indemnitee who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Apellis to procure a judgment in Apellis’ favor by reason of the fact that the indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at Apellis’ request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of indemnitee in connection with such action, suit or proceeding, and any appeal therefrom, if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Apellis’ best interests, except that no indemnification shall be made in respect of any claim, issue or matter as to which such indemnitee shall have been adjudged to be liable to Apellis, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought determines upon application that, despite such adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses (including attorneys’ fees) which the Court of Chancery of Delaware or such other court shall deem proper. Notwithstanding the foregoing, to the extent that any indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by Apellis against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If Apellis does not assume the defense, expenses must be advanced to an indemnitee under certain circumstances.

Apellis has entered into indemnification agreements with each of its directors and executive officers, substantially in the form of the Form of Director and Officer Indemnification Agreements filed as Exhibit (e)(14) hereto. These indemnification agreements may require Apellis, among other things, to indemnify its directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of Apellis’ directors or officers, or any of its subsidiaries or any other company or enterprise to which the person provides services at Apellis’ request.

Apellis also maintains a general liability insurance policy that covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Merger Agreement

The merger agreement provides that, from and after the acceptance time, the surviving corporation shall, and Biogen shall cause the surviving corporation to, indemnify, defend and hold harmless each person who is as of March 31, 2026 or has been at any time prior to March 31, 2026, or who becomes prior to the effective time, a director, manager or officer of Apellis or any of its subsidiaries or serves as a director, officer, manager, member, trustee or fiduciary of another person or entity if such service was at the request or for the benefit of Apellis or any of its subsidiaries (any of them, an “indemnified party”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such indemnified party is or was an officer, director or manager of Apellis or any of its subsidiaries prior to the effective time or, while an officer, director or manager of Apellis or any of its subsidiaries, is or was serving at the request of Apellis or one of its subsidiaries as an officer, director, manager, member, trustee or fiduciary of another person or entity prior to the effective time, whether asserted or claimed prior to, at or after the effective time, to the fullest extent permitted by law.

In addition, Biogen and Apellis have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of expenses relating thereto existing as of March 31, 2026 in favor of any indemnified party, whether under applicable law, provided in the charter or bylaws (or comparable organizational documents) of Apellis or any of its subsidiaries (as in effect as of March 31, 2026) or in certain indemnification agreements between such indemnified party and Apellis or any of its subsidiaries (as in effect as of March 31, 2026), shall survive the merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified party.

In addition, the merger agreement provides that from the effective time through the six (6)-year anniversary of the date on which the effective time occurs, the certificate of incorporation and bylaws (or comparable organizational documents) of the surviving corporation and its subsidiaries shall contain, and Biogen shall cause the certificate of incorporation and bylaws (or comparable organizational documents) of the surviving corporation and its subsidiaries to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each indemnified party than are set forth in the charter and Amended and Restated By-laws of Apellis (the “bylaws”) (and, with respect to each such subsidiary, the comparable organizational documents of such subsidiary) as in effect on March 31, 2026.

The merger agreement also provides that, prior to the effective time, Apellis shall purchase an extended reporting period endorsement of six (6) years after the effective time with respect to its directors’ and officers’ liability insurance policies in place as of March 31, 2026 (the “reporting tail endorsement”), provided that, unless elected in writing by Biogen pursuant to the immediately succeeding sentence, Apellis shall not pay more than 300% of the last annual premium paid for such policies prior to March 31, 2026 (the “maximum premium”) for such reporting tail endorsement. If the reporting tail endorsement is not available at an aggregate cost not greater than the maximum premium, then (i) Apellis shall notify Biogen in writing of the aggregate cost to obtain the reporting tail endorsement and (ii) Biogen shall elect that (A) Apellis obtain the reporting tail endorsement for such aggregate cost in excess of the maximum premium or (B) Apellis obtain as much comparable insurance as can be obtained at a cost up to but not exceeding the maximum premium. The surviving corporation shall maintain, and Biogen shall cause the surviving corporation to maintain, at no expense to the beneficiaries, in full force and effect (and Biogen shall cause all obligations thereunder to be honored by the surviving corporation) for six (6) years from the effective time, the reporting tail endorsement or such comparable insurance obtained pursuant to the merger agreement with respect to matters existing or occurring at or prior to the effective time (including the transactions contemplated by the merger agreement).

The foregoing summary and description of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the full text of the merger agreement, the charter, the bylaws and the Form of Director and Officer Indemnification Agreement, which, together with applicable amendments thereto, are filed as Exhibits (e)(1), (e)(5), (e)(6) and (e)(14) hereto, respectively, and are incorporated herein by reference.

Section 16 Matters

The merger agreement provides that prior to the acceptance time, Apellis will take such steps as may be reasonably necessary or advisable to cause the disposition or cancellation of equity securities of Apellis (including derivative securities) pursuant to the transactions by each individual who is a director or officer of Apellis to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The merger agreement provides that prior to the acceptance time, Apellis (acting through the Apellis Board and its compensation committee) will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of the merger agreement will be, entered into by Apellis or any of its subsidiaries with current or future directors, officers or employees of Apellis or any subsidiary of Apellis and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

(b) Arrangements with Purchaser, Biogen and their Affiliates.

Merger Agreement

On March 31, 2026, Biogen, Purchaser and Apellis entered into the merger agreement. The summary of the material provisions of the merger agreement contained in Section 11 (The Transaction Agreements—The Merger Agreement) and the description of the conditions to the offer contained in Section 15 (Conditions to the Offer) of the offer to purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the merger agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The merger agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders of Apellis with information regarding its terms and is not intended to modify or supplement any rights of the parties under the merger agreement. The merger agreement and the summary of its terms contained in the offer to purchase filed by Purchaser with the SEC on April 14, 2026 are incorporated herein by reference, and are not intended to provide any other factual information about Apellis, Biogen, Purchaser or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the merger agreement were made only for the purposes of the merger agreement, were made as of specific dates, were made solely for the benefit of the parties to the merger agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the merger agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the merger agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Biogen’s shareholders or Apellis’ stockholders. In reviewing the representations, warranties and covenants contained in the merger agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, covenants or descriptions were not intended by the parties to the merger agreement to be characterizations of the actual state of facts or conditions of Biogen, Purchaser, Apellis or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Biogen and Apellis publicly file.

Tender and Support Agreement

On March 31, 2026, in connection with the execution and delivery of the merger agreement, Biogen and Purchaser entered into a Tender and Support Agreement, dated as of March 31, 2026 (the “support agreement”), with certain of Apellis’ current directors and executive officers, specifically Dr. Cedric Francois, Dr. Gerald Chan, Alec Machiels and Dr. Pascal Deschatelets, and Morningside Venture Investments Ltd., a stockholder of Apellis (collectively, the “support stockholders”), in each case solely in their respective capacities as stockholders of Apellis, pursuant to which each support stockholder agreed, among other things, (i) to tender all Shares held by such support stockholder in the offer, (ii) to, if applicable, vote all of such support stockholder’s Shares in favor of the merger, and (iii) to certain other restrictions with respect to such support stockholder’s Shares and on such support stockholder’s ability to take certain actions with respect to Apellis. The support stockholders are the record or beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of approximately 14% of the outstanding Shares as of March 27, 2026. The support agreement will terminate upon the earliest of (A) the date and time upon which the merger agreement is terminated in accordance with its terms, (B) the effective time, (C) such time as any modification, waiver or amendment to the merger agreement is effected without each support stockholder’s consent that (1) changes the form of consideration payable in the offer, decreases the offer price or decreases the maximum number of Shares sought to be purchased in the offer, (2) terminates the offer, (3) amends, modifies or supplements the terms of the offer in any manner adverse to such support stockholder or (4) imposes any new condition to the offer other than the conditions to the offer in the merger agreement, (D) the Apellis Board changing its recommendation in favor of the offer and (E) the mutual written consent of Biogen and each support stockholder.

A more complete description of the support agreement can be found in Section 11 (The Transaction Agreements—Support Agreement) of the offer to purchase. The foregoing description of the support agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the support agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

Pursuant to the merger agreement, at or prior to the acceptance time, Biogen, Apellis and the rights agent will enter into the CVR agreement. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Biogen, Purchaser, Apellis or any of their affiliates.

Each CVR represents a non-transferable contractual contingent right to receive the following cash payments, without interest and subject to reduction for any applicable tax withholding (the “milestone payments”) if the following milestones (each, a “milestone”) are achieved:

•

$2.00 per CVR, upon the achievement of Annual Net Sales, as defined in the CVR agreement, of at least $1,500,000,000 attributable to SYFOVRE® (pegcetacoplan) and related products in the aggregate during the 2027, 2028, 2029 or 2030 calendar years (the “net sales milestone 1”); and

•

$2.00 per CVR, upon the achievement of Annual Net Sales, as defined in the CVR agreement, of at least $2,000,000,000 attributable to SYFOVRE® (pegcetacoplan) and related products in the aggregate during the 2027, 2028, 2029, 2030 or 2031 calendar years (the “net sales milestone 2”), provided that if the net sales milestone 1 is not met prior to December 31, 2030 but the net sales milestone 2 is achieved during the 2031 calendar year, then the net sales milestone 2 will be worth $4.00 per CVR.

Each milestone may only be achieved and paid once; if the Annual Net Sales threshold is met in multiple calendar years, only the first achievement triggers payment. There can be no assurance that any milestone will be achieved prior to the expiration or termination of the CVR agreement, or that payment will be required of Biogen with respect to any milestone.

Biogen (directly or through its successors and assigns) is obligated to use certain specified Commercially Diligent Efforts (as defined in the CVR agreement) to achieve each milestone. Biogen’s obligations to use Commercially Diligent Efforts does not provide any guarantee that either of the milestones will be achieved, and there can be no assurance that either of the milestones will be achieved on or before the deadlines for achieving such milestones, or that any milestone payments will be made.

Without the consent of any CVR holders or the rights agent, Biogen may enter into certain limited amendments to the CVR agreement, such as to evidence a succession of the rights agent. Biogen may enter into other amendments with the consent of the holders of at least 32.5% of the outstanding CVRs; provided that certain amendments require the consent of holders of at least 75% of the outstanding CVRs, including any amendment that would: (i) modify in a manner adverse to holders any provision relating to termination of the CVR agreement or the CVRs; (ii) modify in a manner materially adverse to holders the timing or amount of any milestone payment or the definition of any milestone; (iii) reduce the number of CVRs outstanding (except as otherwise permitted by the CVR agreement); or (iv) modify the amendment consent threshold itself in certain manners.

A more complete description of the CVR agreement can be found in Section 11 (The Transaction Agreements—Contingent Value Rights Agreement) of the offer to purchase. The foregoing description of the CVR agreement, milestones and milestone payments does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Contingent Value Rights Agreement, a copy of which is filed as Exhibit B to the merger agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreements

Apellis and Biogen entered into a confidentiality agreement, dated as of November 1, 2024 (the “confidentiality agreement”), which was amended on October 24, 2025 (the “confidentiality agreement amendment”). Under the terms of the confidentiality agreement, as amended by the confidentiality agreement amendment, Apellis and Biogen agreed that, subject to certain exceptions including the ability to make disclosures required in connection with legal proceedings or similar processes in compliance with the terms of the confidentiality agreement, any confidential information Apellis may make available to Biogen and its representatives solely for the purposes of evaluating, negotiating, structuring, implementing or consummating a possible business combination or similar transaction involving Apellis and Biogen. The confidentiality agreement, as amended by the confidentiality agreement amendment, includes: (i) a one year standstill provision from the date of the confidentiality agreement amendment, with customary fall-away provisions upon the entry into a definitive agreement providing for certain acquisition transactions involving Apellis; and (ii) a one year customary employee non-solicitation and non-hire provision from the date of the confidentiality agreement amendment, with respect to (A) Apellis employees with the title of senior vice president or higher, who participated in discussions or negotiations with Biogen or any of its representatives regarding a potential transaction between Apellis and Biogen or of whom Biogen had first contact or was otherwise first made aware in connection with a potential transaction between Apellis and Biogen, and (B) Biogen employees who participated in discussions or negotiations with Apellis or any of its representatives regarding a potential transaction between Apellis and Biogen or of whom Apellis had first contact or was otherwise first made aware in connection with a potential transaction between Apellis and Biogen, in each case subject to customary exceptions.

The confidentiality agreement, as amended by the confidentiality agreement amendment, expires in accordance with its terms on October 24, 2028, and pursuant to Section 6.3(a) of the merger agreement, Biogen, Purchaser and Apellis have agreed that the terms of the confidentiality agreement, as amended by the confidentiality agreement amendment and as further modified by the merger agreement, will continue in full force and effect in accordance with its terms, including surviving any termination of the merger agreement. The foregoing summary of the confidentiality agreement, the confidentiality agreement amendment and Section 6.3(a) of the merger agreement is qualified in its entirety by reference to the full text of the confidentiality agreement and the confidentiality agreement amendment, which are filed as Exhibits (e)(3) and (e)(4) hereto, respectively, and incorporated herein by reference, and the full text of Section 6.3(a) of the merger agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On March 30, 2026, the Apellis Board unanimously (a) determined and declared that it is in the best interests of Apellis and its stockholders that Apellis enter into the merger agreement and the CVR Agreement and consummate the merger and that the stockholders of Apellis accept the offer and tender their Shares pursuant to the offer, in each case on the terms and subject to the conditions set forth in the merger agreement, (b) approved and declared the advisability of the merger agreement, the CVR agreement, the offer, the merger and the other transactions contemplated by the merger agreement, (c) resolved that the merger will be effected under Section 251(h) of the DGCL, (d) declared that the terms of the offer and the merger are fair to Apellis and its stockholders and (e) resolved to recommend that Apellis’ stockholders accept the offer and tender their Shares pursuant to the offer, in each case, on the terms and subject to the conditions set forth in the merger agreement.

Accordingly, and for the reasons described below under the section captioned “—Reasons for Recommendation,” the Apellis Board, on behalf of Apellis, unanimously recommends that Apellis’ stockholders accept the offer and tender their Shares to Purchaser pursuant to the offer.

(i) Background of Offer and Merger

The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation of or among Apellis, members of the Apellis Board, Biogen, Apellis’ representatives, Biogen’s representatives or other parties.

The Apellis Board and senior management regularly review and evaluate Apellis’ business and long-term strategy, competitive position, historical performance, future prospects and opportunities, with a focus on enhancing stockholder value. These reviews have included discussions from time to time as to Apellis’ strategic alternatives, including continuing to execute on its strategy as a standalone company and exploring potential business combination and sale transactions.

In connection with the exploration of potential strategic alternatives, members of management have routinely met with representatives of strategic companies and other industry participants to discuss trends and developments in the biotechnology and pharmaceutical industry, market conditions, and Apellis’ business and to assess whether there may be opportunities to pursue transactions that would enhance value for Apellis’ stockholders. The Apellis Board was regularly updated regarding such discussions.

From time to time, members of Apellis management and members of the Apellis Board have engaged with representatives of Biogen on a variety of topics, including Apellis’ business and developments in the biotechnology and pharmaceutical industry more generally.

On September 20, 2024, Mr. Christopher A. Viehbacher, President and Chief Executive Officer of Biogen, reached out to Dr. Gerald Chan, Chairman of the Apellis Board, to discuss trends and developments in the biotechnology and pharmaceutical industry and related business opportunities. Shortly thereafter, on September 23, 2024, Dr. Chan, Dr. Cedric Francois, Chief Executive Officer and President of Apellis, and another member of Apellis management had an in-person lunch meeting with Mr. Viehbacher and another member of Biogen management, during which they discussed trends and developments in the biotechnology and pharmaceutical industry, Apellis’ business and the potential to explore a strategic transaction involving Apellis and Biogen. Drs. Chan and Francois subsequently provided the Apellis Board with an update regarding this meeting.

On November 1, 2024, Apellis and Biogen entered into a confidentiality agreement containing customary non-disclosure provisions. The confidentiality agreement contained a 12-month standstill provision that would fall away upon Apellis’ entry into any definitive agreement providing for a change-of-control transaction. The standstill provision also permitted Biogen to submit confidential acquisition proposals to Apellis.

On November 4, 2024, members of Apellis’ management met with representatives of Biogen. At the meeting, Apellis provided such representatives with an overview of Apellis and its business and answered questions from such representatives.

On November 8, 2024, Apellis provided representatives of Biogen with access to a virtual data room containing the materials reviewed at the November 4, 2024 meeting and certain financial information.

On December 23, 2024, Apellis terminated Biogen’s access to the virtual data room on the basis that, as of such date, Biogen had not made a proposal for a potential strategic transaction involving Apellis.

On June 3, 2025, Biogen delivered to Apellis a confidential, non-binding proposal to acquire all outstanding shares of Apellis for total consideration of up to $31.00 per share in cash, comprised of an upfront payment of $26.00 per share and a $5.00 per share non-transferable contingent value right payable upon SYFOVRE® achieving $1 billion in annual net sales. On June 3, 2025, the closing price per Share on Nasdaq was $18.82.

On June 6, 2025, the Apellis Board held a special meeting, which was attended by representatives of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), Apellis’ outside counsel, and representatives of Evercore Group L.L.C. (“Evercore”), outside financial advisor to Apellis. During this meeting, representatives of WilmerHale provided the members of the Apellis Board with an overview of their fiduciary duties and other legal considerations in the context of Biogen’s acquisition proposal. Members of Apellis’ management then reviewed management’s long-range plan as of such time. Following discussion, the Apellis Board unanimously determined that the proposal undervalued Apellis.

On June 9, 2025, Dr. Francois notified Mr. Viehbacher that the Apellis Board had determined that continuing to execute on Apellis’ strategic plan, rather than engaging with respect to Biogen’s proposal, was in the best interests of Apellis and its stockholders.

On July 28, 2025, the U.S. Food and Drug Administration approved EMPAVELI® as the first treatment for C3 glomerulopathy (C3G) or primary immune complex membranoproliferative glomerulonephritis (IC-MPGN) in patients 12 years of age and older.

On September 29, 2025, Mr. Viehbacher reached out to Dr. Francois to further discuss the potential acquisition of Apellis by Biogen.

On October 2, 2025, Biogen delivered to Apellis an updated confidential, non-binding proposal to acquire all outstanding shares of Apellis for total consideration of up to $40.50 per share, comprised of an upfront cash payment of $37.50 per share and a $3.00 per share non-transferable contingent value right payable upon SYFOVRE® achieving $1 billion in annual net sales by 2028. On October 2, 2025, the closing price per Share on Nasdaq was $23.11.

On October 6, 2025, the Apellis Board held a special meeting, which was attended by representatives of WilmerHale and Evercore. During the meeting, members of the Apellis Board, Apellis management and Apellis’ advisers reviewed the terms of the latest acquisition proposal from Biogen. At the request of the Apellis Board, representatives of Evercore discussed Biogen’s strategic positioning and potential rationale for the proposal. The Apellis Board discussed Apellis’ prospects and valuation, including catalysts that could drive increased market perception of value in the short term. Following the discussion, the Apellis Board unanimously determined that Biogen’s offer fundamentally undervalued the business and prospects of Apellis and that, in light of the status of the launch of EMPAVELI® for C3G / IC-MPGN and the potential for positive developments relating to SYFOVRE®, the timing was inopportune for further strategic discussions with Biogen. Accordingly, the Apellis Board unanimously resolved to reject Biogen’s offer.

On October 7, 2025, at the direction of the Apellis Board, Dr. Francois notified Mr. Viehbacher that the Apellis Board had concluded that Biogen’s latest offer fundamentally undervalued Apellis and its prospects, noting that it was a critical time for Apellis to execute on its objectives, including launching EMPAVELI® for treatment of C3G / IC-MPGN and driving commercial uptake of SYFOVRE® in geographic atrophy (GA), and that the Apellis Board believed that it was in the best interest of Apellis and its stockholders for management to focus on the execution of these objectives.

On October 17, 2025, Biogen delivered to Apellis a further updated confidential, non-binding proposal to acquire all outstanding shares of Apellis for total consideration of $41.00 per share, payable upfront in cash. On October 17, 2025, the closing price per Share on Nasdaq was $24.52.

On October 21, 2025, the Apellis Board held a special meeting, which was attended by representatives of WilmerHale and Evercore. During the meeting, members of the Apellis Board, Apellis management and Apellis’ advisers reviewed the updated acquisition proposal received by Apellis from Biogen. Discussion ensued regarding the timing of the offer relative to Apellis’ upcoming earnings call, potential valuation inflection points and the upcoming expiry of the standstill restriction in the confidentiality agreement. Following discussion, the Apellis Board determined that the revised proposal did not reflect Apellis’ prospects and fundamental value and the Apellis Board authorized management to reject the proposal, while permitting limited engagement with Biogen regarding Apellis’ value proposition, subject to an extension of the standstill provision in the confidentiality agreement.

On October 22, 2025, Dr. Francois notified Mr. Viehbacher that the Apellis Board had reviewed the updated proposal and believed that it continued to fundamentally undervalue Apellis and its prospects. Dr. Francois noted, however, that the Apellis Board was prepared to provide Biogen with additional information about Apellis with the expectation that Biogen would come to better appreciate Apellis’ perspective and value. In order to do so, Apellis proposed an amendment to the confidentiality agreement to extend the standstill period.

On October 24, 2025, Apellis and Biogen entered into an amendment to the confidentiality agreement, extending its term and the duration of the standstill restrictions by 12 months, which remained subject to the fall away and confidential proposal exceptions described above.

On November 14, 2025, members of Apellis’ management met with representatives of Biogen. At the meeting, Apellis provided the Biogen representatives with an overview of Apellis and its business and answered questions from such representatives.

On November 18, 2025, Biogen delivered to Apellis a further updated confidential, non-binding proposal to acquire all outstanding shares of Apellis for total consideration of up to $47.50 per share, comprised of an upfront cash payment of $37.50 per share and a non-transferable contingent value right providing for the following milestone payments: $3.00 per share payable upon SYFOVRE® achieving $1.2 billion in annual net sales by 2029, $3.00 per share payable upon SYFOVRE® achieving $1.5 billion in annual net sales by 2030 and $4.00 per share payable upon SYFOVRE® achieving $2.0 billion in annual net sales by 2031. On November 18, 2025, the closing price per Share on Nasdaq was $19.73.

On December 1, 2025, the Apellis Board held a regular meeting, which was attended by representatives of WilmerHale and Evercore. During the meeting, the Apellis Board reviewed the terms of the latest proposal from Biogen, observing that Biogen had reduced its proposed upfront cash payment from $41.00 per share, in its October 17, 2025 proposal, to $37.50 per share, in its latest proposal. Following discussion, the Apellis Board unanimously resolved to reject the proposal.

On December 3, 2025, Dr. Francois notified Mr. Viehbacher that the Apellis Board had determined that the updated proposal undervalued Apellis and that the Apellis Board believed it was in the best interests of Apellis and its stockholders for management to remain focused on the execution of Apellis’ strategic objectives. On December 3, 2025, the closing price per Share on Nasdaq was $21.25.

On February 27, 2026, Biogen delivered to Apellis a further updated confidential, non-binding proposal to acquire Apellis for total consideration of $41.00 per share, payable upfront in cash, noting that the transaction would provide Apellis stockholders with certain value and immediate liquidity, while removing the execution risk and financial requirements associated with the commercial performance of SYFOVRE® and EMPAVELI® as well as continued exposure to capital market volatility. On February 27, 2026, the closing price per Share on Nasdaq was $20.96.

On March 3, 2026, the Apellis Board held a special meeting, which was attended by representatives of WilmerHale, at which the Apellis Board reviewed the background of Apellis’ engagement with Biogen and discussed Apellis’ valuation, prospects and business development alternatives. The Apellis Board also discussed potential outreach to other potential counterparties.

On March 5, 2026, the Apellis Board held a special meeting, which was attended by members of senior management, representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), which has also historically advised Apellis, representatives of WilmerHale and representatives of Evercore. During this meeting, representatives of Wachtell Lipton and WilmerHale provided the members of the Apellis Board with an overview of their fiduciary duties and other legal considerations in the context of the acquisition proposal from Biogen. Representatives of Evercore then reviewed its preliminary financial analyses of Apellis. The directors and advisors engaged in a discussion regarding the financial analyses and the risks and opportunities associated with management’s long-range plan, noting risks to achieving the projected results in management’s long-range plan, the recent execution on Apellis’ strategic objectives, including the EMPAVELI® launch in C3G / IC-MPGN and commercial uptake of SYFOVRE® in GA, and increasing macroeconomic, political and regulatory uncertainty. The directors then discussed, together with management and representatives of Evercore, whether there were other potential counterparties that should be contacted to assess potential alternative proposals that might be more attractive than the proposal from Biogen. Following discussion, the Apellis Board authorized Apellis management and Dr. Chan to continue discussions with Biogen regarding a potential strategic transaction at or above $41.00 per share in upfront cash consideration. On March 5, 2026, the closing price per Share on Nasdaq was $20.15.

Also on March 5, 2026, representatives of Evercore and representatives of Lazard Frères & Co. LLC (“Lazard”), financial advisor to Biogen, discussed Biogen’s latest acquisition proposal. At the direction of the Apellis Board, a representative of Evercore explained to the representatives of Lazard that Apellis was willing to engage in further discussions with Biogen regarding a potential acquisition, but that the consideration included in Biogen’s latest acquisition proposal was insufficient.

On March 8, 2026, the Apellis Board held a special meeting, which was attended by representatives of Wachtell Lipton, WilmerHale and Evercore. At the meeting, the Apellis Board discussed the most recent proposal from Biogen, the value of Apellis’ assets and programs, potential timing for a transaction and the potential for additional contingent consideration. The Apellis Board authorized management to provide Biogen with access to a virtual data room containing financial and legal due diligence materials and also determined that representatives of Evercore and members of management should contact a limited group of five additional potential counterparties in parallel with the Biogen discussions.

Between March 9, 2026 and March 13, 2026, at the direction of the Apellis Board, Apellis conducted a targeted market check to assess potential interest from five additional counterparties, all of which were large biopharmaceutical companies, that might be expected to have a strategic interest in a transaction with Apellis. Outreach was conducted either directly by Apellis’ senior management or directors or through representatives of Evercore.

On March 10, 2026, Apellis provided representatives of Biogen with access to a virtual data room. During the course of the ensuing discussions, Biogen and its advisors conducted legal, accounting and tax confirmatory due diligence, including on diligence calls with members of Apellis’ management.

On March 11, 2026, representatives of Wachtell Lipton, WilmerHale and Cravath, Swaine & Moore LLP (“Cravath”), legal counsel to Biogen, held a call to discuss the potential acquisition of Apellis by Biogen.

On March 13, 2026, the Apellis Board held a special meeting, which was attended by representatives of Wachtell Lipton, WilmerHale and Evercore. At the meeting, the Apellis Board discussed developments with respect to the outreach to the five previously identified additional potential counterparties and received updates regarding Biogen’s diligence activities. The Apellis Board authorized representatives of Evercore and members of management to contact two additional potential counterparties, both of which were large biopharmaceutical companies, that might be expected to have a strategic interest in a transaction involving Apellis.

Between March 13, 2026 and March 20, 2026, outreach was conducted to the two additional counterparties authorized by the Apellis Board, either directly by Apellis’ senior management or directors or through representatives of Evercore.

On March 17, 2026, representatives of Wachtell Lipton and WilmerHale provided a draft of the merger agreement to representatives of Cravath. The initial draft contemplated a two-step acquisition structure, pursuant to which Biogen would commence a tender offer for all outstanding shares of Apellis, followed by a merger of a wholly owned subsidiary of Biogen with and into Apellis, with Apellis continuing as a wholly owned subsidiary of Biogen. The initial draft of the merger agreement contemplated payment of all consideration upfront in cash and a “hell or high water” regulatory efforts obligation, which would require Biogen to take all actions necessary to obtain antitrust approval. The initial draft of the merger agreement also provided for an unspecified termination fee payable by Apellis if Apellis terminated the merger agreement in order to accept a superior proposal. On March 17, 2026, the closing price per Share on Nasdaq was $18.82.

By March 20, 2026, each of the seven potential counterparties that were contacted between March 9, 2026 and March 20, 2026 had informed Apellis or its representatives that it did not wish to pursue a transaction involving Apellis at that time. None of these parties submitted a proposal, sought access to non-public information about Apellis, or entered into a confidentiality agreement with Apellis.

On March 23, 2026, representatives of Cravath provided a revised draft of the merger agreement to representatives of Wachtell Lipton and WilmerHale. In the revised merger agreement, Biogen proposed a reduction in its regulatory efforts commitment, added an additional tender offer closing condition regarding the absence of a regulatory remedy that would impose a “burdensome condition” on Biogen or Apellis and increased the required level of accuracy for certain of Apellis’ representations for purposes of the tender offer closing conditions. The revised merger agreement also provided for a termination fee payable by Apellis equal to 4.0% of the equity value of Apellis. On March 23, 2026, the closing price per Share on Nasdaq was $17.57.

On March 25, 2026, the Apellis Board held a regular meeting, which was attended by representatives of Wachtell Lipton, WilmerHale and Evercore. At the meeting, management provided the Apellis Board with an update on negotiations with Biogen and the Apellis Board discussed potential pricing for a transaction.

On March 26, 2026, at the direction of the Apellis Board, representatives of Evercore had a call with representatives of Lazard to discuss Biogen’s expected timing for announcement of a transaction, subject to alignment on valuation and approval of the Apellis Board. The representatives of Lazard informed the representatives of Evercore that Biogen was prepared to work at an expedited pace to reach an agreement before April 1, 2026. The representatives of Evercore and Lazard also discussed the key outstanding diligence items and the latest draft of the merger agreement.

On March 26, 2026, representatives of Wachtell Lipton and WilmerHale had a call with representatives of Cravath in which they discussed certain provisions of the merger agreement, including the regulatory efforts commitment, tender offer closing conditions, termination fee payable by Apellis and treatment of equity awards. On March 26, 2026, the closing price per Share on Nasdaq was $17.64.

On March 27, 2026, representatives of Wachtell Lipton and WilmerHale provided a revised draft of the merger agreement to representatives of Cravath. The revised merger agreement provided for a heightened regulatory efforts commitment by Biogen and removed the additional tender offer closing condition regarding the absence of a regulatory remedy that would impose a burdensome condition on Biogen or Apellis. The revised merger agreement also provided for a reduced termination fee payable by Apellis equal to 3.0% of the equity value of Apellis. On March 27, 2026, the closing price per Share on Nasdaq was $16.97.

On March 28, 2026, representatives of Cravath had a call with representatives of Wachtell Lipton and WilmerHale in which they discussed certain provisions of the merger agreement, including the regulatory efforts commitment, termination fee payable by Apellis and treatment of equity awards. Representatives of Cravath advised representatives of Wachtell Lipton and WilmerHale that Biogen intended to propose a “holdback” from the $41.00 per share upfront cash consideration that would be structured as a contingent value right tied to final resolution of certain contingent liabilities involving Apellis.

Also on March 28, 2026, Dr. Chan had a call with Mr. Viehbacher during which Dr. Chan and Mr. Viehbacher discussed the status of negotiation of the transaction, including potential milestone payments to be made under a contingent value rights agreement. Ultimately, Dr. Chan proposed a contingent value right with two milestone payments tied to future revenue from sales of SYFOVRE®, with $2.00 per share payable on each contingent value right if annual revenue of $1.5 billion were to be achieved and an additional $2.00 per contingent value right if annual revenue of $2 billion were to be achieved.

Also on March 28, 2026, representatives of Cravath provided a revised draft of the merger agreement to representatives of Wachtell Lipton and WilmerHale. In the revised merger agreement, Biogen accepted, among other things, an increased regulatory efforts commitment. The revised merger agreement also included the additional “burdensome condition” tender offer closing condition and an increased termination fee payable by Apellis equal to 3.5% of the equity value of Apellis. The revised merger agreement also proposed a “holdback” from the $41.00 per share upfront cash consideration that would be structured as a contingent value right tied to final resolution of certain contingent liabilities involving Apellis, with details to be set forth in a contingent value rights agreement.

Later on March 28, 2026, representatives of Cravath provided representatives of Wachtell Lipton and WilmerHale with a draft tender and support agreement, which Biogen proposed would be entered into with certain stockholders of Apellis, including certain directors and executive officers of Apellis, in connection with the transaction.

On March 29, 2026, representatives of Wachtell Lipton and WilmerHale provided a revised draft of the merger agreement to representatives of Cravath. In the revised merger agreement, Apellis accepted, among other things, a termination fee payable by Apellis equal to 3.5% of the equity value of Apellis. The revised merger agreement also removed the additional “burdensome condition” tender offer closing condition.

Also on March 29, 2026, representatives of Wachtell Lipton and WilmerHale provided an initial draft of the contingent value rights agreement to representatives of Cravath. The draft provided for a contingent value right tied to post-closing annual revenue, with target revenue and milestone payment amounts unspecified.

Later on March 29, 2026, representatives of Cravath provided a revised draft of the contingent value rights agreement to representatives of Wachtell Lipton and WilmerHale. The revised draft provided for a contingent value right with (i) one milestone payment tied to the final resolution of specified contingent liabilities, and (ii) two milestone payments tied to post-closing net sales of SYFOVRE®: upon the first achievement of annual net sales of at least $1.5 billion during any calendar year from 2027 through 2030, holders would be entitled to receive $2.00 per contingent value right, and upon the first achievement of annual net sales of at least $2 billion during any calendar year from 2027 through 2031, holders would be entitled to receive a further $2.00 per contingent value right (or $4.00 per contingent value right, if the first milestone was not timely achieved but the second milestone was achieved in calendar year 2031).

On the evening of March 29, 2026, the Apellis Board held a special meeting, which was attended by representatives of Wachtell Lipton, WilmerHale and Evercore. During the meeting, representatives of Evercore, Wachtell Lipton and WilmerHale provided the members of the Apellis Board with an update on the status of negotiations with Biogen’s representatives, including the milestone payments that had been proposed in Cravath’s revised draft of the contingent value rights agreement. Representatives of Wachtell Lipton also provided the members of the Apellis Board with a summary of the key terms of the latest draft of the merger agreement and an overview of outstanding issues, including with respect to the treatment of equity awards. Representatives of Evercore then reviewed its preliminary financial analyses of Apellis, which, for purposes of the discounted cash flow analysis, was based on management’s Scenario A, Scenario B and Scenario C in Apellis’ long-range plan, and management’s probability weightings of 30%, 60% and 10% to Scenario A, Scenario B and Scenario C, respectively, as described in more detail in the section entitled “—Certain Financial Projections”. Following discussion, it was the consensus of the Apellis Board that Dr. Chan should communicate to Mr. Viehbacher that the Apellis Board would not accept a reduction in upfront purchase price and the contingent liabilities-based milestone payment, and should request an additional milestone payment on net sales that would entitle holders to receive an additional $2.00 per share if annual net sales of SYFOVRE® were to exceed $2.5 billion prior to 2031, which would result in total per share consideration of up to $47.00. Also at the meeting, without representatives of Evercore present, and following review of a customary relationship disclosure letter that had been provided by representatives of Evercore regarding prior and current relationships between Evercore and each of Apellis and Biogen, the Apellis Board determined that such relationships would not interfere with Evercore’s ability to provide financial advisory services to Apellis and its Board, and approved entry into an engagement letter with Evercore confirming the terms of its engagement as financial adviser in connection with a potential transaction.

Also on the evening of March 29, 2026, at the direction of the Apellis Board, Dr. Chan informed Mr. Viehbacher that the Apellis Board would not accept the proposed contingent liabilities-related milestone payment and proposed an additional $2.00 per share milestone payment tied to achievement of annual net sales of SYFOVRE® of $2.5 billion. Dr. Chan and Mr. Viehbacher also discussed the treatment of Apellis’ equity awards in the transaction.

On March 30, 2026, representatives of Lazard informed representatives of Evercore that Biogen would not agree to the additional $2.00 per share contingent value right tied to achievement of SYFOVRE® annual net sales of $2.5 billion proposed by Dr. Chan. Mr. Viehbacher separately communicated the same directly to Dr. Chan. On March 30, 2026, the closing price per Share on Nasdaq was $17.09.

Also on March 30, 2026, representatives of Wachtell Lipton and WilmerHale provided a revised draft of the contingent value rights agreement to representatives of Cravath. The draft removed the milestone payment tied to final resolution of specified contingent liabilities and provided for a contingent value right with three milestone payments tied to post-closing net sales of SYFOVRE®: upon the first achievement of SYFOVRE® annual net sales of $1.5 billion during any calendar year from 2027 through 2030, holders would be entitled to receive $2.00 per contingent value right, upon the first achievement of SYFOVRE® annual net sales of $2 billion during any calendar year from 2027 through 2031, holders would be entitled to receive a further $2.00 per contingent value right (or $4.00 per contingent value right, if the first milestone was not timely achieved but the second milestone was achieved in calendar year 2031) and upon the first achievement of SYFOVRE® annual net sales of $2.5 billion during any calendar year from 2027 through 2031, holders would be entitled to receive a further $2.00 per contingent value right.

Also on March 30, 2026, representatives of Wachtell Lipton and WilmerHale provided a revised draft of the tender and support agreement to representatives of Cravath.

Over the course of March 30, 2026, representatives of Wachtell Lipton and Cravath continued to negotiate and exchange revised drafts of the merger agreement, the contingent value rights agreement and the tender and support agreement. This included (i) a revised draft of the merger agreement, in which Biogen accepted, among other things, the removal of the additional “burdensome condition” tender offer closing condition, and (ii) a revised draft of the contingent value rights agreement, in which Biogen removed the third milestone payment tied to achievement of SYFOVRE® annual net sales of $2.5 billion, and accepted the removal of the milestone payment tied to final resolution of specified contingent liabilities.

On the afternoon of March 30, 2026, the Apellis Board held a special meeting, which was attended by representatives of Wachtell Lipton, WilmerHale and Evercore. During this meeting, representatives of Evercore, Wachtell Lipton and WilmerHale provided the members of the Apellis Board with an update on the status of negotiations with Biogen’s representatives, including Biogen’s latest proposal with respect to contingent consideration and treatment of equity awards. Following discussion, it was the consensus of the Apellis Board that Wachtell Lipton and WilmerHale should communicate to Cravath that Biogen’s latest proposal with respect to the contingent consideration was acceptable and that Wachtell Lipton and WilmerHale should continue to seek resolution of the treatment of equity awards and other outstanding matters.

The Apellis Board held a second special meeting on the evening of March 30, 2026, which was attended by representatives of Wachtell Lipton, WilmerHale and Evercore. During this meeting, representatives of Wachtell Lipton and WilmerHale provided the members of the Apellis Board with an update on the status of negotiations with Biogen’s representatives, including the equity award-related matters that had been discussed at the earlier meeting. Representatives of Wachtell Lipton and WilmerHale then reviewed with the Apellis Board its fiduciary duties and summarized and discussed the substantially final terms of the proposed merger agreement, contingent value rights agreement and certain other transaction documents, including the tender and support agreement.

Representatives of Evercore reviewed with the Apellis Board Evercore’s financial analyses of Apellis. Representatives of Evercore then delivered Evercore’s oral opinion to the Apellis Board, which was subsequently confirmed by delivery of a written opinion, dated March 31, 2026, which is attached to this Schedule 14D-9 as Annex A to the effect that, as of the date of such opinion and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the opinion, the offer price and the merger consideration to be received by the holders of Shares (other than dissenter Shares, shares held in the treasury of Apellis and shares held by Biogen or any of its wholly owned subsidiaries) in the offer and the merger was fair, from a financial point of view, to such holders. After discussion and consideration of a variety of factors, including those discussed under “—Reasons for Recommendation,” and the factors discussed at the Apellis Board’s prior meetings, including earlier on March 30, 2026 and on March 29, 2026, the Apellis Board resolved, by unanimous vote, to (a) determine and declare that it is in the best interests of Apellis and the stockholders of Apellis that Apellis enter into the merger agreement and the CVR agreement and consummate the merger and that the stockholders of Apellis accept the offer and tender their Shares pursuant to the offer, in each case on the terms and subject to the conditions set forth in the merger agreement, (b) approve and declare the advisability of the merger agreement, the contingent value rights agreement, the offer, the merger and the other transactions contemplated by the merger agreement, (c) resolve that the merger will be effected under Section 251(h) of the DGCL, (d) declare that the terms of the offer and the merger are fair to Apellis and Apellis stockholders and (e) resolve to recommend that Apellis’ stockholders accept the offer and tender their Shares pursuant to the offer, in each case, on the terms and subject to the conditions set forth in the merger agreement.

Early on the morning of March 31, 2026, representatives of Wachtell Lipton, WilmerHale and Apellis and representatives of Cravath and Biogen finalized the transaction documents, at which point the parties thereto executed the merger agreement and the other transaction agreements.

Prior to the start of trading on March 31, 2026, Apellis and Biogen issued a joint press release announcing the execution of the merger agreement and the transaction.

(ii) Reasons for Recommendation

The Apellis Board, with the assistance of management and Apellis’ outside legal and financial advisors, carefully considered the transactions, including the offer and the merger. After considering its fiduciary duties under applicable law, the Apellis Board has unanimously determined that the offer is fair to, and in the best interests of, the Apellis and its stockholders. Accordingly, the Apellis Board unanimously recommends that the holders of Shares accept the offer and tender their Shares pursuant to the offer. In the course of reaching its recommendation, the Apellis Board considered a number of relevant factors relating to the merger agreement and the transactions, each of which the Apellis Board believed supported its decision, including the following, which are not necessarily listed in order of relative importance.

Financial Terms of the Offer, Certainty of Value of the Upfront Consideration and Potential Additional Value Derived from the CVR. The Apellis Board considered the potential value and form of the consideration to be received in the offer and the merger by Apellis’ stockholders, including:

•

the fact that the upfront consideration component of the offer price and the merger consideration is in cash, such that the transactions provide certainty, immediate value and liquidity to Apellis’ stockholders for their Shares, especially when viewed against the internal or external risks and uncertainties associated with Apellis’ standalone strategy;

•

the fact that, in addition to the upfront consideration, Apellis’ stockholders will also receive one CVR per Share, which provides Apellis’ stockholders with the opportunity to realize additional value through potential contingent cash payments of up to an aggregate amount of $4.00 per Share upon the achievement of specified milestones related to sales of SYFOVRE® within specific time periods, which allows stockholders to participate in potential upside related to the performance of SYFOVRE® after the closing;

•	the current and historical market prices of the Shares, including the market performance of the Shares relative to that of other participants in Apellis’ industry and general stock market performance;

•

the fact that the upfront consideration represents (i) an approximately 140% premium over the closing price per Share on March 30, 2026, the last full trading day prior to the public announcement of the execution of the merger agreement, (ii) an approximately 86% premium to the 90-day volume-weighted average price per Share and (iii) an approximately 35% premium to the 52-week high price;

•

the opinion of Evercore, dated March 31, 2026, to the Apellis Board to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the offer price and merger consideration to be received by the holders of the Shares (other than the Shares held in the treasury of Apellis or held by Biogen, the Purchaser or any other wholly owned subsidiary of Biogen (collectively, the “owned Apellis Shares”) and dissenter Shares) in the offer and the merger was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of Apellis’ Financial Advisor.” The full text of the written opinion of Evercore, dated March 31, 2026, has been included as Annex A to this Schedule 14D-9 and is incorporated herein by reference; and

•

the availability of statutory appraisal rights under Section 262 of the DGCL to the stockholders of Apellis who do not tender their Shares in the offer and otherwise comply with all required procedures under the DGCL.

Best Strategic Alternative for Maximizing Stockholder Value. The Apellis Board conducted a thorough review of Biogen’s proposals and the possible strategic alternatives to the transactions, including but not limited to the possibility of transacting with an alternative counterparty and the possibility of continuing to operate Apellis as a standalone company. In particular, the Apellis Board considered:

•	the course of Apellis’ discussions with potential counterparties other than Biogen, including:

•

the targeted market check conducted by Apellis, with the assistance of Evercore, to assess interest from seven other potential counterparties that might reasonably be expected to have strategic interest in a transaction involving Apellis;

•

the fact that the seven potential counterparties that were contacted informed Apellis or its representatives that they did not wish to pursue a transaction involving Apellis at the time, and none of the seven potential counterparties submitted a proposal or requested access to additional non-public information about Apellis; and

•	the Apellis Board’s belief, following Apellis’ outreach process, that the best way to secure maximum additional value was by engaging in swift, bilateral negotiations with Biogen;

•

the fact that Apellis actively solicited improved proposals from Biogen, which were subsequently obtained, as described in more detail in the section entitled “—Background of Offer and Merger,” including the fact that the Apellis Board did not accept Biogen’s initial acquisition proposal in June 2025 of up to $31.00 per share;

•

the Apellis Board’s assessment that Apellis’ standalone strategy was not reasonably likely to create value for Apellis’ stockholders greater than the merger consideration, taking into account the timeframe on which such value might be realized and the risks to achieving such value, including:

•

Apellis’ internal valuation models that were prepared by Apellis management and shared with Evercore, as described in more detail in the section entitled “—Certain Financial Projections,” and the Apellis Board’s discussions with Apellis management and its advisors about underlying key assumptions, Apellis’ prospects, business development alternatives and risks and opportunities associated with Apellis’ standalone plan, including risks to achieving the projected results reflected in the projections;

•

the risks and costs associated with developing and commercializing Apellis’ products and the costs associated with successfully scaling commercial operations and sales within the United States and internationally;

•	the risks of market acceptance of Apellis’ products, and the impact of competing products;

•

the risk that (i) Apellis could require substantial additional capital to expand its operations and sales in the United States and internationally and (ii) any additional funding through future debt and equity financing or additional collaborations or strategic partnerships could be highly dilutive to Apellis’ existing stockholders and such financing and additional collaborations or strategic partnerships might only be available on unfavorable terms or might not be available at all;

•	the outcome, timing and risks of ongoing and future clinical trials of certain of Apellis’ products;

•	the outcome, timing and costs of seeking additional regulatory approval for certain of Apellis’ products in the United States and internationally;

•	the risks and costs relating to Apellis’ operations and any efforts to enhance and expand its manufacturing processes and capabilities;

•	the risk that Apellis may not be able to sustain profitability; and

•

the other risks listed under the heading “Risk Factors” in Apellis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 24, 2026 (the “Annual Report”), Apellis’ Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC.

Likelihood and Speed of Consummation of the Offer and the Merger. The Apellis Board considered the likelihood that the transactions will be consummated in a timely manner, including:

•	the size and financial strength of Biogen and its ability to fund the aggregate offer price and merger consideration;

•	the absence of any financing condition to the offer and the merger in the merger agreement;

•	the business reputation and capabilities of Biogen, including Biogen’s track record of successfully completing merger and acquisition transactions;

•	the likelihood and speed of obtaining required regulatory approvals;

•

the fact that the limited nature of the conditions to Biogen’s obligations to consummate the offer and the merger provides a high degree of likelihood that the offer and the merger will be consummated, as described in more detail in Section 11 (The Transaction Agreements—The Merger Agreement) of the offer to purchase;

•

the potential that closing in a relatively short time frame could reduce the amount of time during which Apellis’ business would be subject to the potential uncertainty of closing and related disruption;

•

the fact that, pursuant to the terms of the merger agreement, Biogen and Apellis have both agreed to use their respective reasonable best efforts pursuant to the terms of the merger agreement to consummate the offer, the merger and the transactions as promptly as reasonably practicable, subject to certain limitations;

•

the fact that, pursuant to the terms of the merger agreement, Biogen is required to use its reasonable best efforts to obtain any government clearances or approvals required to consummate the offer or the merger, including proposing, negotiating and agreeing to divestitures and certain other remedies with respect to, as of the effective time, the surviving corporation, subject to certain limitations;

•

the structure of the transactions as a tender offer for all outstanding Shares with an upfront cash component, with the expected result that a relatively short period will elapse before Apellis’ stockholders receive the upfront consideration in the offer price for all tendered Shares, followed by the merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the offer; and

•

the provision in the merger agreement requiring Biogen to, under certain circumstances, extend the offer beyond the initial expiration date of the offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the offer are not satisfied or waived as of such date.

Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Merger Agreement in Order to Accept a Superior Proposal. The Apellis Board considered the following:

•

Apellis’ right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made on or after March 31, 2026 and prior to the time that the offer is consummated;

•

the provision in the merger agreement allowing the Apellis Board to terminate the merger agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, subject to certain limitations and subject to payment of a termination fee of $205,000,000 in cash in certain circumstances, which amount the Apellis Board believed to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals; and

•

the ability of the Apellis Board, subject to certain limitations, under the merger agreement to withdraw or modify its recommendation that Apellis’ stockholders tender their Shares pursuant to the offer in connection with a superior proposal or change, occurrence, effect, event, circumstance or development constituting an intervening event under the merger agreement.

The Apellis Board also considered a variety of risks and other potentially adverse factors or negative reasons in determining whether to approve the merger agreement and the transactions, including the following:

•

the fact that the upfront consideration, while providing relative certainty of value, would not allow Apellis’ stockholders to participate in the potential growth and earnings of Apellis following the completion of the transactions, however Apellis stockholders would be able to participate in potential upside related to performance of SYFOVRE® after the closing as a result of the CVRs;

•

the fact that the milestones under the CVR agreement may not be achieved at all or during the applicable period required by the CVR agreement for Apellis’ stockholders to receive the payments thereunder;

•

the fact that the pendency of the transactions may cause Apellis to experience disruptions to its business operations and future prospects, including its relationships with its employees, customers, vendors, partners and others that do business or may do business in the future with Apellis or as a result of certain restrictions on the conduct of Apellis’ business imposed by pre-closing covenants in the merger agreement, and the effect of such disruptions on Apellis’ operating results in the event that the transactions are not consummated in a timely manner;

•	the potential risk of diverting management attention and resources from the operation of Apellis’ business and towards completion of the offer and the merger;

•

the interests of Apellis’ executive officers and directors and the fact that Apellis’ executive officers and directors may be deemed to have interests in the transactions, including the offer and the merger, that may be different from or in addition to those of Apellis’ stockholders, generally, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between Apellis and its Executive Officers, Directors and Affiliates”;

•	the costs involved in connection with entering into and completing the transactions and related actions;

•

the risk that the offer and other transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the merger agreement (other than in connection with a superior proposal) on the trading price of the Shares, Apellis’ ability to attract and retain key personnel and other employees and Apellis’ operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the transactions;

•

the effect of the non-solicitation provisions of the merger agreement that restrict Apellis’ ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Apellis, and the fact that, upon termination of the merger agreement under certain specified circumstances, Apellis would be required to pay a termination fee of $205,000,000 in cash, which could discourage certain alternative proposals for, or the entry into an agreement with respect to, an acquisition of Apellis within twelve months of the date of termination of the merger agreement or adversely affect the valuation that might be proposed by a third party;

•	the fact that the gain realized by Apellis’ stockholders as a result of the offer and the merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

the effect of the restrictions in the merger agreement on the conduct of Apellis’ business prior to the consummation of the merger, which may delay or prevent Apellis from undertaking business opportunities that may arise prior to the consummation of the merger or other actions Apellis would otherwise take with respect to the operations of Apellis absent the pending transactions;

•	the risk of litigation arising in respect of the transactions that could be instituted against Apellis or its directors and officers, and potential effects or outcomes related thereto; and

•	other risks of the type and nature as further described below under “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the transactions with the potential benefits of the transactions, the Apellis Board unanimously (i) determined and declared that it is in the best interests of Apellis and its stockholders that Apellis enter into the merger agreement and the CVR Agreement and consummate the merger and that the stockholders of Apellis accept the offer and tender their Shares pursuant to the offer, in each case on the terms and subject to the conditions set forth in the merger agreement; (ii) approved and declared the advisability of the merger agreement, the CVR agreement, the offer, the merger and the other transactions contemplated by the merger agreement; (iii) resolved that the merger will be effected under Section 251(h) of the DGCL; (iv) declared that the terms of the offer and the merger are fair to Apellis and its stockholders; and (v) resolved to recommend that Apellis’ stockholders accept the offer and tender their Shares pursuant to the offer, in each case, on the terms and subject to the conditions set forth in the merger agreement.

The foregoing discussion of the Apellis Board’s reasons for its recommendation that Apellis’ stockholders tender their Shares to Purchaser pursuant to the offer addresses the information and reasons considered by the Apellis Board in connection with its recommendation. In view of the wide variety of factors considered by the Apellis Board in connection with the evaluation of the transactions and the complexity of these matters, the Apellis Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, Apellis’ directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Apellis Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Apellis Board considered the interests of Apellis’ executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between Apellis and its Executive Officers, Directors and Affiliates.”

(iii) Certain Financial Projections

Apellis does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent uncertainty, unpredictability and subjectivity of the underlying assumptions and projections.

However, in connection with standard business practice, Apellis management, at the direction of the Apellis Board, prepares, maintains and updates certain unaudited financial projections regarding Apellis’ future performance. As part of this practice, Apellis management had, at the direction of the Apellis Board, most recently prepared certain unaudited financial projections regarding Apellis’ future performance for the years 2026 to 2059, on a standalone basis without giving effect to the transactions (the “projections”), based on the good-faith judgment of Apellis management at the time such projections were prepared. The projections were provided to the Apellis Board for purposes of considering, analyzing and evaluating the transactions, including certain weightings to identified scenarios in the projections in connection with the Apellis Board’s consideration, analysis and evaluation of the transactions, as further described below. In addition, the projections were provided to Evercore to use in connection with the rendering of its fairness opinion to the Apellis Board and in performing its related financial analyses, as described below in the section entitled “ —Opinion of Apellis’ Financial Advisor.”

The projections reflect estimates and assumptions made by Apellis management. In particular, the projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are beyond the control of Apellis and inherently uncertain, including the following risks and uncertainties: operating results, competitive conditions, technology, availability of capital resources, levels of capital expenditures, contractual obligations, supply and demand of Apellis’ products; geopolitical and regulatory risks; whether the results of Apellis’ clinical trials for EMPAVELI®, SYFOVRE®, or any of its future products, will warrant regulatory submissions to the FDA or equivalent foreign regulatory agencies and whether Apellis will make such regulatory submissions when anticipated; whether systemic pegcetacoplan will receive approval from foreign regulatory agencies for C3G and primary IC-MPGN; the rate and degree of market acceptance and clinical utility of EMPAVELI®, SYFOVRE®, and any future products, for which Apellis receives marketing approval, and how that will impact Apellis’ commercialization efforts; whether data from Apellis’ clinical trials will be available when anticipated; whether results obtained in clinical trials will be indicative of results that will be generated in future clinical trials or in the real world setting; whether Apellis’ products will generate the revenues projected; whether Apellis will achieve profitability or maintain profitability, if achieved; whether Apellis’ cash resources, together with its projected revenues, will fund its operations through profitability; and the other risk factors as described in the Annual Report, Apellis’ Current Reports on Form 8-K and the other matters described in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Because the projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on Apellis’ business and its results of operations. The projections were developed solely using the information available to Apellis management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biotechnology and pharmaceutical industry, in particular, involves a high degree of uncertainty. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected.

None of Apellis, Biogen or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the projections or the ultimate performance of Apellis relative to the projections. The projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Apellis’ independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the projections or expressed any opinion or any form of assurance related thereto. The inclusion of the projections in this Schedule 14D-9 does not constitute an admission or representation of Apellis that the projections or the information contained therein is material. The projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date that they were prepared. Except as required by applicable law, neither Apellis nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the projections if any or all of them have changed or change or otherwise have become, are or become inappropriate. These considerations should be taken into account in evaluating the projections, which were prepared as of an earlier date.

The projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Apellis in its public filings with the SEC. The projections were developed by Apellis management on a standalone basis without giving effect to the offer, the merger or the other transactions, and therefore the projections do not give effect to the proposed transactions or any changes to Apellis’ operations or strategy that may be implemented after the consummation of the transactions, including any costs incurred in connection with the proposed transactions. Furthermore, the projections do not take into account the effect of any failure of the proposed transactions to be completed and should not be viewed as accurate or continuing in that context. Apellis can give no assurance that, had the projections been prepared as of the date of this Schedule 14D-9, similar estimates and assumptions would be used.

The projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the projections should not be regarded as an indication that Apellis or anyone who received the projections then considered, or now considers, the projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Apellis management views the projections as being subject to inherent risks and uncertainties associated with such long-range projections.

The projections include Apellis management’s estimates of unlevered free cash flow, which are non-GAAP financial measures. Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available and Apellis management does not believe it is feasible to provide accurate forecasted non-GAAP reconciliations. The SEC rules regarding reconciliation of non-GAAP financial measures do not apply to non-GAAP financial measures provided to a board of directors or financial advisor in connection with a proposed business combination transaction such as the proposed transactions if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to GAAP financial measures were not provided to or relied upon by the Apellis Board, in connection with its evaluation of the transactions, or Evercore in connection with its financial analyses and the opinion that Evercore rendered in connection with the transactions. Accordingly, Apellis has not provided a reconciliation of the non-GAAP financial measures included in the projections to the relevant GAAP financial measures. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

In light of the foregoing factors and uncertainties inherent in the projections, holders of Shares are cautioned not to place undue, if any, reliance on the summary of the projections set forth below. The information and tables set forth below are included solely to give Apellis stockholders access to a summary of the projections that were made available to the Apellis Board and Evercore and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares pursuant to the offer or for any other purpose:

The Projections

In preparing the projections, the management team of Apellis applied certain assumptions across certain scenarios identified as Scenarios A, B and C (each of Scenario A, Scenario B and Scenario C, a “scenario”) described below that varied by, among other things, the levels of commercial performance of SYFOVRE® and EMPAVELI®, including as driven by the estimated size of treated populations and market penetration rates in the United States and internationally. In addition, as further described under “—Opinion of Apellis’ Financial Advisor,” for purposes of Evercore’s opinion and financial analyses, the discounted cash flow analysis was based on the scenarios prepared by the Apellis management team for Apellis’ long-range plan, and management’s probability weightings of 30%, 60% and 10% to Scenario A, Scenario B and Scenario C, respectively.

The following table summarizes the projections as of a March 31, 2026 valuation date for the calendar years 2026 through 2050 ($ in millions):(1)

($ in millions)	9M ‘26E	‘27E	‘28E	‘29E	‘30E	‘31E	‘32E	‘33E	‘34E	‘35E	‘36E	‘37E	‘38E
Scenario A
Revenue	$740	$908	$1,081	$1,225	$1,386	$1,416	$1,495	$1,760	$1,996	$2,248	$1,689	$1,409	$1,292
Operating Income	($9)	($3)	$320	$451	$560	$603	$672	$940	$1,116	$1,285	$960	$795	$748
Unlevered Free Cash Flow(2)	($11)	($14)	$292	$421	$542	$591	$660	$916	$1,066	$1,043	$898	$710	$656
Scenario B
Revenue	$740	$1,121	$1,470	$1,837	$2,139	$2,538	$2,763	$2,931	$3,162	$3,451	$2,351	$1,757	$1,495
Operating Income	($9)	$119	$533	$802	$945	$1,289	$1,485	$1,671	$1,844	$2,036	$1,372	$1,001	$869
Unlevered Free Cash Flow(2)	($11)	$67	$472	$740	$881	$1,252	$1,371	$1,392	$1,523	$1,675	$1,337	$934	$787
Scenario C
Revenue	$740	$1,311	$1,935	$2,608	$3,315	$3,969	$4,367	$4,759	$5,443	$5,554	$3,534	$2,400	$1,879
Operating Income	($9)	$189	$780	$1,228	$1,675	$2,160	$2,444	$2,796	$3,293	$3,312	$2,102	$1,380	$1,096
Unlevered Free Cash Flow(2)	($11)	$107	$668	$1,114	$1,568	$1,850	$2,014	$2,304	$2,706	$2,756	$2,112	$1,343	$1,029

($ in millions)	‘39E	‘40E	‘41E	‘42E	‘43E	‘44E	‘45E	‘46E	‘47E	‘48E	‘49E	‘50E
Scenario A
Revenue	$1,211	$1,150	$1,042	$1,021	$890	$645	$391	$195	$98	$46	$18	$5
Operating Income	$706	$690	$625	$630	$545	$394	$237	$117	$58	$26	$9	$2
Unlevered Free Cash Flow(2)	$615	$598	$551	$539	$490	$384	$252	$139	$69	$33	$14	$4
Scenario B
Revenue	$1,332	$1,223	$1,042	$1,021	$890	$645	$391	$195	$98	$46	$18	$5
Operating Income	$778	$738	$625	$630	$545	$394	$237	$117	$58	$26	$9	$2
Unlevered Free Cash Flow(2)	$692	$648	$566	$539	$490	$384	$252	$139	$69	$33	$14	$4
Scenario C
Revenue	$1,565	$1,367	$1,042	$1,021	$890	$645	$391	$195	$98	$46	$18	$5
Operating Income	$917	$834	$625	$630	$545	$394	$237	$117	$58	$26	$9	$2
Unlevered Free Cash Flow(2)	$839	$746	$594	$539	$490	$384	$252	$139	$69	$33	$14	$4

(1)	Data from years 2051E to 2059E are excluded as not material to the disclosure.
(2)

Unlevered Free Cash Flow is defined as net operating profit (taking into account net operating loss carryforwards) after tax, plus R&D tax credits, plus depreciation and amortization, less changes in net working capital and capital expenditures.

(iv) Opinion of Apellis’ Financial Advisor

Apellis retained Evercore to act as its financial advisor in connection with a potential merger, acquisition, sale of all or a majority of the equity, business or assets of Apellis or other similar significant corporate transaction. As part of this engagement, Apellis requested that Evercore evaluate the fairness, from a financial point of view, of the offer price and the merger consideration to be received by the holders of Shares (other than the owned Apellis Shares and dissenter Shares). At a meeting of the Apellis Board held on March 30, 2026, Evercore rendered to the Apellis Board its oral opinion, which Evercore subsequently confirmed in a written opinion dated as of March 31, 2026, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s opinion, the offer price and the merger consideration to be received by the holders of Shares (other than the owned Apellis Shares and dissenter Shares) in the offer and the merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of Evercore, dated as of March 31, 2026, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Apellis encourages you to read the opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Apellis Board (in its capacity as such) in connection with its evaluation of the proposed offer and merger. The opinion does not constitute a recommendation to the Apellis Board or to any other persons in respect of the offer and the merger, including as to whether any holder of Shares should tender Shares pursuant to the offer or take any other actions in respect of the offer and merger. Evercore’s opinion does not address the relative merits of the offer and the merger as compared to other business or financial strategies that might be available to Apellis, nor does it address the underlying business decision of Apellis to engage in the offer and the merger.

In connection with rendering its opinion Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to Apellis that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•

reviewed certain internal projected financial data relating to Apellis, including certain net operating loss carryforwards of Apellis, prepared and furnished to Evercore by management of Apellis, as approved for Evercore’s use by Apellis (referred to in this Schedule 14D-9 as the “projections”, as described in more detail in the section entitled “—Certain Financial Projections”);

•

discussed with management of Apellis their assessment of the past and current operations of Apellis, the current financial condition and prospects of Apellis, and the projections (including their views on the risks, uncertainties and probabilities of achieving the three scenarios included in the projections);

•

discussed with management of Apellis their assessment as to the probability of achieving each milestone giving rise to the payment of the milestone payments pursuant to the CVR agreement and the expected timing of achieving each milestone and the corresponding payment;

•	reviewed the reported prices and the historical trading activity of the Shares;

•	compared the financial performance of Apellis and its stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•

compared the financial performance of Apellis and the valuation multiples relating to the transactions with the financial terms, to the extent publicly available, of certain other transactions that Evercore deemed relevant;

•	reviewed the financial terms and conditions of the merger agreement and the CVR agreement; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of Evercore’s analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information), and further relied upon the assurances of the management of Apellis that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the projections, Evercore assumed with the consent of the Apellis Board that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Apellis as to the future financial performance of Apellis and the other matters covered thereby. Evercore also relied, at the direction of Apellis, upon the assessment of management of Apellis as to the probability of achieving each milestone giving rise to the payment of the milestone payments and the expected timing of achieving each milestone and the corresponding payment. Evercore expressed no view as to the projections, the probability of achieving each milestone giving rise to the payment of the milestone payments, the expected timing of achieving each milestone and the corresponding payment, or the assumptions on which they were based.

For purposes of Evercore’s analysis and opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and the CVR agreement and that all conditions to the consummation of offer and the merger would be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the offer and the merger would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Apellis or the consummation of the offer and the merger or reduce the contemplated benefits to the holders of Shares of the offer and the merger. In addition, Evercore relied, without independent verification, on the assessments of the management of Apellis as to (i) the validity of, and risks associated with, Apellis’ intellectual property, technology, products and services, and (ii) the marketability, commercial viability and market adoption of Apellis’ current and future products and services.

Evercore did not conduct a physical inspection of the properties or facilities of Apellis and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Apellis, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of Apellis under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date thereof and financial, economic, market and other conditions as they existed and as could be evaluated on the date thereof. It is understood that subsequent developments may affect Evercore’s opinion and that Evercore did not and does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Shares (other than the owned Apellis Shares and dissenter Shares), from a financial point of view, of the offer price and the merger consideration. Evercore did not express any view on, and Evercore’s opinion did not address, the fairness of the proposed offer and the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Apellis, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Apellis, or any class of such persons, whether relative to the offer price and the merger consideration or otherwise. Evercore was not asked to, nor did it express any view on, and Evercore’s opinion did not address, any other term or aspect of the merger agreement, the CVR agreement or the offer and the merger, including, without limitation, the structure or form of the offer and the merger or the form or terms of the CVR with respect to transferability, liquidity or otherwise, or any term or aspect of any other agreement or instrument contemplated by the merger agreement or the CVR agreement or entered into or in connection with the merger agreement or the CVR agreement. Evercore’s opinion did not address the relative merits of the offer and the merger as compared to other business or financial strategies that might be available to Apellis, nor did it address the underlying business decision of Apellis to engage in the offer and the merger. Evercore’s opinion did not constitute a recommendation to the Apellis Board or to any other persons in respect of the offer and the merger, including as to whether any person should tender Shares in the offer or take any other action in respect of the offer or the merger. Evercore is not expressing any opinion as to the prices at which Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Apellis or the offer and the merger or as to the impact of the offer and the merger on the solvency or viability of Apellis or the ability of Apellis to pay its obligations when they come due. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Apellis and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Apellis Board on March 30, 2026 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before March 30, 2026 (the last trading date prior to the rendering of Evercore’s opinion), and is not necessarily indicative of current or future market conditions.

For purposes of its analyses and reviews, Evercore considered general business, economic, market and financial conditions, industry sector performance, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of Apellis. The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.

The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Summary of Evercore’s Financial Analyses

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of Apellis to calculate the estimated present value of the standalone unlevered, after-tax free cash flows, defined as net operating profit (taking into account net operating loss carryforwards) after tax, plus R&D tax credits, plus depreciation and amortization, less changes in net working capital and capital expenditures, that Apellis was forecasted to generate during Apellis’ fiscal years 2026 through 2059 based on each of the three scenarios reflected in the projections, each of which assumed different commercial scenarios, which were designated as “Scenario A,” “Scenario B” and “Scenario C.”

The cash flows in each scenario were then discounted to present value as of March 31, 2026, using discount rates ranging from 11.0% to 13.0%, which were based on an estimate of Apellis’ weighted average cost of capital, and the mid-year cash flow discounting convention.

For each of Scenario A, Scenario B and Scenario C, based on the range of implied enterprise values, Apellis’ estimated cash and cash equivalents balance and debt as of March 31, 2026, and the number of fully diluted Shares as of March 27, 2026, in each case as provided by Apellis management for such scenario, Evercore derived the range of implied equity values per Share for such scenario. In addition, Evercore calculated a range of implied equity values per Share by applying probability weightings of 30%, 60% and 10% to the respective ranges of implied equity values per Share derived for Scenario A, Scenario B and Scenario C, respectively, which probability weightings were provided by Apellis management based on its beliefs regarding the probability of achieving each scenario. The results of this analysis are set forth below.

Range of Implied Equity Value Per Share
Probability Weighted	$38.72 – $44.31
Scenario A	$25.83 – $29.99
Scenario B	$41.24 – $47.09
Scenario C	$62.24 – $70.62

Evercore compared the results of this analysis to the amount of the upfront consideration of $41.00 per Share (i.e., excluding any milestone payments).

Selected Public Company Trading Analysis

Evercore reviewed and compared certain financial information of Apellis to corresponding financial multiples and ratios for the following selected publicly traded companies in the biopharmaceutical industry (the “selected companies”):

•	BridgeBio Pharma, Inc.

•	Madrigal Pharmaceuticals, Inc.

•	Ascendis Pharma A/S

•	Axsome Therapeutics, Inc.

•	Krystal Biotech, Inc.

•	Mirum Pharmaceuticals, Inc.

•	PTC Therapeutics, Inc.

•	TG Therapeutics, Inc.

•	Corcept Therapeutics Incorporated

•	Crinetics Pharmaceuticals, Inc.

For each of the selected companies, Evercore calculated enterprise value (defined as equity market capitalization plus total debt, plus preferred equity and minority interest, less cash and cash equivalents), with equity values based on closing share prices of the selected companies as of March 30, 2026, as a multiple of estimated revenue in calendar year 2029, which is referred to as “2029E Revenue.” Estimated financial data of the selected companies were based on research analysts’ estimates.

This analysis indicated the following:

Enterprise Value Relative to Benchmark Among Selected Companies	25th Percentile	Median	Mean	75th Percentile
2029E Revenue	2.5x	3.5x	3.7x	5.0x

Based on the multiples it derived for the selected companies and based on its professional judgment and experience, Evercore applied an enterprise value / 2029E Revenue multiple reference range of 2.5x to 5.0x to Apellis’ estimated revenue in calendar year 2029 of $1.4 billion based on research analysts’ estimates. Based on this range of implied enterprise values, Apellis’ estimated cash and cash equivalents balance and debt as of March 31, 2026, and the number of fully diluted Shares as of March 27, 2026, in each case as provided by Apellis management, this analysis indicated a range of implied equity values per Share of $25 to $48, compared to the upfront consideration of $41 per Share (excluding any milestone payments).

Although none of the selected companies is directly comparable to Apellis, Evercore selected these companies because they are publicly traded biopharmaceutical companies that Evercore, in its professional judgment and experience, considered generally relevant to Apellis for purposes of its financial analyses. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies’ financial, business, operating characteristics and trading performance. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies. Mathematical analysis, such as determining the mean and median, is not in itself a meaningful method of using the data of the selected companies.

Selected Transactions Analysis

Evercore reviewed financial information related to the following selected transactions involving publicly traded target companies in the biopharmaceutical industry announced since January 2022 (the “selected transactions”). The selected transactions reviewed by Evercore, and the month and year each was announced, were as follows:

Month and Year Announced	Acquiror	Target
December 2025	BioMarin Pharmaceutical Inc.	Amicus Therapeutics, Inc.
July 2025	Merck & Co., Inc.	Verona Pharma plc
June 2025	SANOFI SA	Blueprint Medicines Corporation
April 2025	Merck KGaA	SpringWorks Therapeutics, Inc.
January 2025	Johnson & Johnson	Intra-Cellular Therapies, Inc.
July 2023	Biogen Inc.	Reata Pharmaceuticals, Inc.
August 2022	Pfizer Inc.	Global Blood Therapeutics, Inc.
May 2022	Pfizer Inc.	Biohaven Pharmaceutical Holding Company Ltd.

For each selected transaction, Evercore calculated the implied enterprise value at the time of the announcement of the applicable transaction (defined as the target company’s implied equity value based on the upfront consideration paid in the applicable transaction (excluding any contingent value right payments) plus total debt, plus preferred equity and minority interest, less cash and cash equivalents) as a multiple of the revenue of the target company for the fourth calendar year after the applicable transaction announcement based on research analysts’ estimates, which we refer to as “T+4 Revenue.” Estimated financial data of the selected transactions was based on publicly available information at the time of announcement of the relevant transaction.

This analysis indicated the following:

Implied Enterprise Value Relative to Benchmark Among Selected Transactions	25th Percentile	Median	Mean	75th Percentile
T+4 Revenue	3.9x	4.8x	4.6x	5.2x

Based on the multiples it derived from the selected transactions and based on its professional judgment and experience, Evercore selected a reference range of enterprise value to T+4 Revenue multiples of 3.9x to 5.2x and applied this range of multiples to Apellis’ estimated T+4 Revenue as of December 31, 2029 of $1.4 billion based on research analysts’ estimates. Based on this range of implied enterprise values, Apellis’ estimated cash and cash equivalents balance and debt as of March 31, 2026, and the number of fully diluted Shares as of March 27, 2026, in each case as provided by Apellis management, this analysis indicated a range of implied equity values per Share of $38 to $50, compared to the upfront consideration amount of $41 per Share (excluding any milestone payments).

Although none of the target companies reviewed in the selected transactions analysis is directly comparable to Apellis and none of the selected transactions is directly comparable to the offer and the merger, Evercore selected these transactions because they involve companies or businesses that Evercore, in its professional judgment and experience, considered generally relevant to Apellis for purposes of its financial analyses. In evaluating the selected transactions, Evercore made judgments and assumptions with regard to general business, economic and market conditions and other factors existing at the time of the selected transactions and other matters, as well as differences in financial, business, operating characteristics and other factors relevant to the target companies in the selected transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the target companies in the selected transactions and the multiples derived from the selected transactions. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected transactions.

Other Factors

Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

Premiums Paid Analysis

Using publicly available information, Evercore reviewed 33 transactions for control of U.S. public biotech targets with an aggregate transaction value (including only upfront consideration and excluding any contingent value right payments) above $1.0 billion announced since January 2024. Using publicly available information, Evercore calculated the premiums paid as the percentage by which the per share consideration paid or proposed to be paid in each such transaction exceeded the closing market prices per share of the target companies one day prior to announcement of each transaction.

This analysis indicated the following:

Premiums Paid Relative to Closing Market Prices One Day Prior to Announcement	One Day Prior
25th Percentile	33.7%
Median	65.2%
Mean	61.9%
75th Percentile	79.7%

Based on the results of this analysis and its professional judgment and experience, Evercore applied a premium range of 34% to 80% to the closing price per Share of $17.09 as of March 30, 2026. This analysis indicated a range of implied equity values per Share of $23 to $31, compared to the upfront consideration amount of $41 per Share (excluding any milestone payments).

Last 52-Week Trading Range

Evercore reviewed historical trading prices of Shares during the twelve month period ended March 30, 2026, noting that the low and high closing prices during such period ranged from $16.36 to $30.05 per Share, respectively.

Equity Research Analyst Price Targets

Evercore reviewed selected public market trading price targets for the Shares prepared and published by research analysts that were publicly available as of March 30, 2026, the last full trading day prior to the delivery by Evercore of its opinion to the Apellis Board. These price targets reflect research analysts’ estimates of the future public market trading price of the Shares at the time the price target was published. As of March 30, 2026, the range of selected research analyst price targets per Share was $18.00 to $55.00, with a median price target of $31.00. Public market trading price targets published by research analysts do not necessarily reflect current market trading prices for the Shares and these target prices and the research analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of Apellis and future general industry and market conditions.

Miscellaneous

The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Apellis Board. In connection with the review of the offer and the merger by the Apellis Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the Shares. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.

Evercore prepared these analyses for the purpose of providing an opinion to the Apellis Board as to the fairness, from a financial point of view, of the offer price and merger consideration to the holders of Shares (other than the owned Apellis Shares and dissenter Shares). These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

Evercore’s financial advisory services and its opinion were provided for the information and benefit of the Apellis Board (in its capacity as such) in connection with its evaluation of the proposed offer and the merger. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.

Evercore did not recommend any specific amount of consideration to the Apellis Board or Apellis management or that any specific amount of consideration constituted the only appropriate consideration in the offer and the merger for the holders of Shares.

Pursuant to the terms of Evercore’s engagement letter with Apellis, Apellis has agreed to pay Evercore a fee for its services in the amount of approximately $76 million (excluding any amounts attributable to any milestone payments), of which $2 million was paid upon delivery of Evercore’s opinion, and the balance of which will be payable contingent upon the consummation of the offer and the merger. Apellis has agreed to pay additional fees with respect to milestone payments, payable only if and when such milestone payments are received by Apellis’ stockholders, in an amount equal to 2% of such milestone payments. Apellis has also agreed to reimburse Evercore for certain reasonable and documented out-of-pocket expenses and to indemnify Evercore against certain liabilities arising out of its engagement.

During the two-year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to Apellis and Evercore has not received any compensation from Apellis during such period. During the two-year period prior to the date of its opinion, Evercore and its affiliates have provided financial advisory services to Biogen and received fees for the rendering of these services in the amount of less than $1 million, and none of such fees were related to transactions with or involving Apellis. Evercore may provide financial advisory or other services to Apellis, Biogen or any of their respective affiliates in the future, and in connection with any such services Evercore may receive compensation.

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to Apellis, Biogen, potential parties to the offer and the merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of Apellis or Biogen.

Apellis engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions to its clients in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

(v) Intent to Tender

To Apellis’ knowledge, after making reasonable inquiry, all of Apellis’ executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdraw), pursuant to the offer all Shares held of record and beneficially owned by such persons immediately prior to the expiration date of the offer, as it may be extended from time to time (other than Shares for which such holder does not have discretionary authority). In addition, certain executive officers and directors of Apellis, specifically Dr. Cedric Francois, Dr. Gerald Chan, Alec Machiels and Dr. Pascal Deschatelets, and Morningside Venture Investments Ltd., a current stockholder of Apellis, in each case in their respective capacity as stockholders of Apellis, entered into the support agreement concurrently with the execution of the merger agreement, in which such persons agreed, among other things, to tender their respective Shares in the offer (subject to certain exceptions). The foregoing does not include any Shares over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Apellis retained Evercore as its financial advisor in connection with the transactions. Evercore’s opinion to the Apellis Board, referred to above under “Item 4. The Solicitation or Recommendation,” does not constitute a recommendation to any stockholder of Apellis as to whether or not that stockholder should tender Shares in connection with the offer or otherwise act with respect to the transactions or any other matter. In connection with Evercore’s services as a financial advisor to Apellis, Evercore will receive a fee of approximately $76 million, of which $2 million was paid upon delivery of Evercore’s opinion, and the balance of which will be payable contingent upon the consummation of the offer and the merger. Apellis has agreed to pay additional fees with respect to milestone payments, payable only if and when such milestone payments are received by Apellis’ stockholders, in an amount equal to 2% of such milestone payments. Apellis has also agreed to reimburse Evercore for its reasonable and documented out-of-pocket expenses, including fees and expenses of counsel, incurred in connection with its engagement. In addition, Apellis has agreed to indemnify Evercore and its affiliates, and its and their respective members, partners, officers, directors, advisors, representatives, employees, agents or controlling persons, if any, against certain liabilities, including liabilities under the federal securities laws, relating to, or arising out of Evercore’s engagement, subject to certain exceptions.

Neither Apellis nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Apellis on its behalf with respect to the transactions.

Item 6. Interest in Securities of the Subject Company.

Other than the grant of options or RSUs in the ordinary course and in accordance with the terms of the merger agreement, no transactions with respect to Shares have been effected by Apellis or, to the knowledge of Apellis after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Stephanie Monaghan O’Brien	4/6/2026	Transfer of Shares from a trust to an account held directly by her spouse.	5,750	$0
Cedric Francois	3/11/2026	Transfer of Shares from self to The Cedric Francois Irrevocable Trust of 2023; Patrick Collins is the trustee of The Cedric Francois Irrevocable Trust of 2023.	64,869	$0
Mikael Dolsten	3/3/2026	Acquisition of RSUs granted on February 27, 2026. The RSUs will fully vest on the first anniversary of the date of grant, subject to his continued service as a director, or upon later termination of his service as a director at his election.	14,312	$0
Mikael Dolsten	3/3/2026	Acquisition of a stock option award granted February 27, 2026 that vests 1/3rd per year over a three-year period subject to continued service.	24,135	$20.96

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), Apellis is not undertaking or engaging in any negotiations in response to the offer that relate to (a) any tender offer for or other acquisition of Apellis’ securities by Apellis, Apellis’ affiliates or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Apellis or Apellis’ subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of Apellis or any subsidiary of Apellis, or (d) any material change in the present dividend rate or policy, indebtedness or capitalization of Apellis.

As described in the merger agreement, the Apellis Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 11 (The Transaction Agreements—The Merger Agreement) of the offer to purchase.

The information set forth in Section 11 (The Transaction Agreements) and Section 12 (Purpose of the Offer; Plans for Apellis) of the offer to purchase is incorporated herein by reference.

Item 8. Additional Information.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Apellis and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Conditions to the Offer

The information set forth in Section 15 (Conditions to the Offer) of the offer to purchase is incorporated herein by reference.

Stockholder Approval Not Required

On March 30, 2026, the Apellis Board unanimously (a) determined and declared that it is in the best interests of Apellis and its stockholders that Apellis enter into the merger agreement and the CVR Agreement and consummate the merger and that the stockholders of Apellis accept the offer and tender their Shares pursuant to the offer, in each case on the terms and subject to the conditions set forth in the merger agreement, (b) approved and declared the advisability of the merger agreement, the CVR agreement, the offer, the merger and the other transactions contemplated by the merger agreement, (c) resolved that the merger will be effected under Section 251(h) of the DGCL, (d) declared that the terms of the offer and the merger are fair to Apellis and Apellis stockholders and (e) resolved to recommend that Apellis’ stockholders accept the offer and tender their Shares pursuant to the offer, in each case, on the terms and subject to the conditions set forth in the merger agreement.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the offer, the merger agreement contemplates that the parties will effect the closing of the merger without a vote of Apellis’ stockholders in accordance with Section 251(h) of the DGCL. If the merger is effected, statutory appraisal rights under Delaware law in connection with the merger will be available to Apellis’ stockholders who do not tender their Shares in the offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “ —Notice of Appraisal Rights.” Any stockholder of Apellis who does not validly exercise appraisal rights under the DGCL will receive the same cash consideration for his, her or its Shares as was payable in the offer following the consummation of the merger.

State Takeover Laws

A number of states (including Delaware, where Apellis is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

Each of Biogen and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of Apellis as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203 of the DGCL, the Apellis Board has approved the merger agreement and the transactions, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the offer. However, if the offer is successful and the merger is consummated, stockholders or beneficial owners of Apellis who (a) did not tender their Shares in the offer (or, if tendered, properly and subsequently withdrew such Shares prior to the acceptance time); (b) follow the procedures set forth in Section 262 of the DGCL; (c) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (d) in the case of a beneficial owner, have submitted a demand that (i) reasonably identifies the holder of record of the shares for which the demand is made, (ii) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provides an address at which such beneficial owner consents to receive notices given by Apellis and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the offer and the merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the merger, plus interest, if any, on the amount determined to be the fair value by the Delaware court. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the offer and the merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the offer and the merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex B and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that Apellis will take no action to perfect any appraisal rights of any stockholder or beneficial owner.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Apellis stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who are entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the offer and 20 days after the mailing of this Schedule 14D-9, deliver to Apellis at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Apellis of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the offer (or, if tendered, properly and subsequently withdraw such Shares prior to the acceptance time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the effective time; and

•

comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the surviving corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware court.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL (as described below) must be met and a stockholder or beneficial owner or the surviving corporation must file a petition in the Delaware court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the effective time. The surviving corporation is under no obligation to file any such petition and has no intention of doing so.

Written Demand

All written demands for appraisal should be addressed to Apellis Pharmaceuticals, Inc., 100 Fifth Avenue, Waltham, MA 02451, Attention: General Counsel.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the effective time, but not thereafter, the surviving corporation, or any holder (including any beneficial owner) of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “petition”) in the Delaware court demanding a determination of the fair value of the Shares held by all holders who did not tender in the offer (or, if tendered, properly and subsequently withdrew such Shares prior to the acceptance time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Apellis is under no obligation to and has no present intention to file a petition and holders should not assume that Apellis will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective time, any holder (including any beneficial owner) of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the surviving corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder (including any beneficial owner) of Shares (a “dissenting holder,” and such Shares, “dissenter Shares”), service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a petition by a dissenting holder, the Delaware court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all the dissenting holders. The costs relating to these notices will be borne by the surviving corporation.

If a hearing on the petition is held, the Delaware court is empowered to determine which dissenting holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their dissenter Shares. The Delaware court may require that dissenting holders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware court is empowered to dismiss the proceedings as to any dissenting holder who does not comply with such requirement. Accordingly, dissenting holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the effective time the Shares were listed on a national securities exchange, the Delaware court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The dissenter Shares will be appraised by the Delaware court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining the “fair value” of the Shares, the Delaware court is required to take into account all relevant factors.

Unless the Delaware court in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware court, and (ii) interest theretofore accrued, unless paid at that time.

The Delaware court may also (i) assess costs of the proceeding among the parties as the Delaware court deems equitable and (ii) order all or a portion of the expenses incurred by any dissenting holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware court are subject to appellate review by the Delaware Supreme Court.

Dissenting holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware court will be dismissed as to any dissenting holder without the approval of the Delaware court, and this approval may be conditioned upon terms which the Delaware court deems just.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the merger as set forth in the merger agreement. Also, the surviving corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the merger as set forth in the merger agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the effective time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the effective time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the effective time into the right to receive the merger consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal, with respect to all Shares, if no petition for appraisal is filed within 120 days after the effective time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal by delivering a written withdrawal either within 60 days after the effective time or thereafter with the written approval of the surviving corporation, and further in accordance with Section 262 of the DGCL and accept the merger consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL. To the extent that there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, the DGCL will control.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the transactions.

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “antitrust division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the offer and the merger is subject to such requirements.

Each of Biogen and Apellis filed all required Notification and Report Forms pursuant to the HSR Act with respect to the offer, the merger, and the other transactions with the antitrust division and the FTC on April 10, 2026. The waiting period applicable to the purchase of Shares pursuant to the offer will, unless earlier terminated, expire at 11:59 p.m., New York City time, on May 11, 2026, which is the first business day following the 30 calendar day waiting period that commenced the day Biogen made such filing. The waiting period may be extended if the reviewing agency issues a request for additional information and documentary material. If such a request is issued, the waiting period will be extended until 11:59 p.m., New York City time, 30 calendar days after Biogen’s substantial compliance with such request (provided that such 30-calendar day waiting period cannot expire on a weekend or U.S. federal holiday and would expire on the following business day). Thereafter, the offer, the merger, and the other transactions may only be delayed (including by withdrawing and refiling such filing under the HSR Act) by an agreement of Biogen, Apellis, Purchaser and the antitrust division or the FTC or enjoined by a court order, as applicable.

After the waiting period expires or has been terminated, Biogen and Apellis will be free to complete the offer subject to the remaining conditions set forth in the offer to purchase.

While Apellis believes that consummation of the offer would not violate any such antitrust, competition or foreign investment control law, there can be no assurance that regulatory clearances and approvals will be timely obtained or obtained at all, or that a challenge on antitrust, competition or foreign investment control law grounds will not be made and, if so, what the result will be.

Other Antitrust Approvals

Biogen, Purchaser and Apellis are not currently aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the offer or the merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Apellis, please see the Annual Report.

Cautionary Note Regarding Forward-Looking Statements

This filing contains “forward-looking” statements that are subject to risks, uncertainties and other factors relating to future events and the future performance of Biogen and Apellis, including regarding Biogen’s proposed acquisition of Apellis pursuant to the merger agreement, the prospective benefits of the transactions, the potential contingent consideration amounts and the terms and the anticipated occurrence, manner and timing of the proposed offer and the closing of the transactions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements as a result of various factors, including, among other things: the risk that the transactions may not be completed in a timely manner, or at all; uncertainties as to the timing of the offer and merger; the possibility that various closing conditions of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; uncertainty regarding how many of Apellis’ stockholders will tender their shares in the offer; the potential consideration amount from the proposed transactions and the terms of the merger agreement and CVR agreement; the possibility that the milestone payments related to the CVR will never be achieved and that no milestone payments may be made; the risk that competing offers or acquisition proposals will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement and the transactions contemplated thereby; uncertainty as to the ultimate transaction costs; uncertainty regarding each of the milestones that are needed to be achieved to obtain the milestone payments, including the possibility that such milestones will never be achieved and that no milestone payments may be made; the effect of the announcement or pendency of the transactions on the trading price of the Shares or Biogen’s common stock or Apellis’ or Biogen’s business, operating results or relationships with employees, collaborators, vendors, competitors or other business partners or governmental entities; risks that the transactions or transaction-related uncertainty may disrupt Apellis’ and Biogen’s current plans and business operations; potential difficulties retaining employees as a result of the transactions; risks related to diverting the attention of the management teams of Apellis and Biogen from ongoing business operations; the risk that stockholder litigation or legal proceedings in connection with the transactions may result in significant costs of defense, indemnification and liability, or present risks to the timing or certainty of the closing of the transactions; the outcome of any stockholder litigation or legal proceedings that may be instituted against Apellis or Biogen related to the transactions; changes in Apellis’ or Biogen’s respective businesses during the period between announcement and closing of the transactions; risks related to Biogen’s ability to realize the anticipated benefits of the transactions, including the possibility that the expected benefits from the transactions will not be realized or will not be realized within the expected time period and that Apellis and Biogen will not be integrated successfully; uncertainties pertaining to other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates and changes in tax and other laws, regulations, rates and policies; and other risks and uncertainties.

A more complete description of these and other material risks can be found in Apellis’ and Biogen’s filings with the SEC, including in the section entitled “Risk Factors” in the Annual Report (which is available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/1492422/000119312526065179/apls-20251231.htm), in the section entitled “Risk Factors” in Biogen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 6, 2026 (and available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/875045/000087504526000013/biib-20251231.htm), in other filings Apellis and Biogen may make with the SEC in the future, including in their Quarterly Reports on Form 10-Q, as well as in the Schedule TO and related tender offer documents to be filed by Biogen and Purchaser. Any forward-looking statements are made based on the current beliefs and judgments of Apellis’ and Biogen’s management, and the reader is cautioned not to rely on any forward-looking statements made by Apellis or Biogen. Any forward-looking statements contained herein speak only as of the date hereof, and Apellis and Biogen do not undertake and expressly disclaim any obligation to update any forward-looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of April 14, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Biogen Inc. and Aspen Purchaser Sub, Inc. with the SEC on April 14, 2026 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Newspaper Advertisement, as published in The Wall Street Journal on April 14, 2026 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Joint Press Release, dated March 31, 2026 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Apellis Pharmaceuticals, Inc. with the SEC on March 31, 2026).

(a)(5)(B)	Email from Cedric Francois, M.D., Ph.D., President and Chief Executive Officer of Apellis Pharmaceuticals, Inc., sent to Apellis Pharmaceuticals, Inc.’s employees, dated March 31, 2026 (incorporated by reference to Exhibit 99.2 to the Schedule 14D9-C filed by Apellis Pharmaceuticals, Inc. with the SEC on March 31, 2026).

(a)(5)(C)	Email from Eva Stroynowski Otte, Investor Relations and Corporate Affairs Biotechnology Executive of Apellis Pharmaceuticals, Inc., sent to Apellis Pharmaceuticals, Inc.’s customers, dated March 31, 2026 (incorporated by reference to Exhibit 99.3 to the Schedule 14D9-C filed by Apellis Pharmaceuticals, Inc. with the SEC on March 31, 2026).

(a)(5)(D)	Employee FAQ made available to Apellis’ employees on Apellis’ intranet on April 6, 2026 (incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed by Apellis Pharmaceuticals, Inc. with the SEC on April 6, 2026).

(a)(5)(E)	Opinion of Evercore Group L.L.C., dated March 31, 2026 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of March 31, 2026, by and among Apellis Pharmaceuticals, Inc., Biogen Inc. and Aspen Purchaser Sub, Inc., together with the exhibits attached thereto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Apellis Pharmaceuticals, Inc. with the SEC on March 31, 2026).

(e)(2)	Tender and Support Agreement, dated as of March 31, 2026, by and among Biogen Inc., Aspen Purchaser Sub, Inc. and certain stockholders of Apellis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Apellis Pharmaceuticals, Inc. with the SEC on March 31, 2026).

(e)(3)	Confidentiality Agreement, dated as of November 1, 2024, by and between Biogen Inc. and Apellis Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(4)	Amendment No. 1 to the Confidentiality Agreement, dated as of October 24, 2025, by and between Biogen Inc. and Apellis Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(5)	Restated Certificate of Incorporation of Apellis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Apellis Pharmaceuticals, Inc. with the SEC on November 13, 2017).

(e)(6)	Amended and Restated By-laws of Apellis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Apellis Pharmaceuticals, Inc. with the SEC on November 13, 2017).

(e)(7)	Amended and Restated Investors’ Rights Agreement, dated as of August 7, 2017, by and among Apellis Pharmaceuticals, Inc. and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by Apellis Pharmaceuticals, Inc. with the SEC on October 13, 2017).

(e)(8)	2010 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed by Apellis Pharmaceuticals, Inc. with the SEC on October 13, 2017).

(e)(9)	Form of Incentive Stock Option Grant Notice and Agreement under 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed by Apellis Pharmaceuticals, Inc. with the SEC on October 13, 2017).

(e)(10)	Form of Nonstatutory Stock Option Grant Notice and Agreement under 2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed by Apellis Pharmaceuticals, Inc. with the SEC on October 13, 2017).

(e)(11)	2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1/A filed by Apellis Pharmaceuticals, Inc. with the SEC on October 30, 2017).

(e)(12)	Form of Incentive Stock Option Agreement under 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1/A filed by Apellis Pharmaceuticals, Inc. with the SEC on October 27, 2017).

(e)(13)	Form of Nonstatutory Stock Option Agreement under 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1/A filed by Apellis Pharmaceuticals, Inc. with the SEC on October 27, 2017).

(e)(14)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1/A filed by Apellis Pharmaceuticals, Inc. with the SEC on October 27, 2017).

(e)(15)	Amendment No. 1 to 2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Apellis Pharmaceuticals, Inc. with the SEC on November 2, 2020).

(e)(16)	Inducement Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by Apellis Pharmaceuticals, Inc. with the SEC on February 27, 2020).

(e)(17)	Offer Letter, dated as of December 25, 2022, by and between Apellis Pharmaceuticals, Inc. and Caroline Baumal (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K for fiscal year ended December 31, 2025 filed by Apellis Pharmaceuticals, Inc. with the SEC on February 24, 2026).

(e)(18)	Separation Agreement, dated January 8, 2025, by and between Apellis Pharmaceuticals, Inc. and Adam Townsend (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Apellis Pharmaceuticals, Inc. with the SEC on May 7, 2025).

(e)(19)	Form of Restricted Stock Unit Agreement under the 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.33 to the Annual Report on Form 10-K for fiscal year ended December 31, 2022 filed by Apellis Pharmaceuticals, Inc. with the SEC on February 21, 2023).

(e)(20)	Summary of Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K for fiscal year ended December 31, 2021 filed by Apellis Pharmaceuticals, Inc. with the SEC on February 28, 2022).

(e)(21)	Offer Letter, dated as of October 9, 2017, by and between Apellis Pharmaceuticals, Inc. and Timothy Sullivan (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1/A filed by Apellis Pharmaceuticals, Inc. with the SEC on October 20, 2017).

(e)(22)	Definitive Proxy Statement of Apellis Pharmaceuticals, Inc. in respect of its 2025 Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed by Apellis Pharmaceuticals, Inc. with the SEC on April 23, 2025).

(e)(23)	Annual Report of Apellis Pharmaceuticals, Inc. on Form 10-K for the fiscal year ended December 31, 2025 (incorporated by reference to the Annual Report on Form 10-K for fiscal year ended December 31, 2025 filed by Apellis Pharmaceuticals, Inc. with the SEC on February 24, 2026).

(g)(1)	Not applicable.

Annex A – Opinion of Evercore Group L.L.C., dated March 31, 2026

Annex B – Section 262 of the General Corporation Law of the State of Delaware

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APELLIS PHARMACEUTICALS, INC.

By:	/s/ Timothy Sullivan
Name: Timothy Sullivan
Title: Chief Financial Officer

Dated: April 14, 2026

Annex A

Opinion

MARCH 31, 2026

The Board of Directors

Apellis Pharmaceuticals, Inc.

100 Fifth Avenue

Waltham, MA 02451

Members of the Board of Directors:

We understand that Apellis Pharmaceuticals, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, with Biogen Inc. (the “Parent”) and Aspen Purchaser Sub, Inc., a wholly owned subsidiary of the Parent (the “Purchaser”). Pursuant to the Merger Agreement, (a) the Purchaser will commence a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) for (i) $41.00 per share of Company Common Stock in cash (the “Cash Consideration”) and (ii) one contingent value right per share of Company Common Stock (each, a “CVR”) representing the right to receive two contingent cash payments of $2.00 each pursuant to the CVR Agreement (as defined in the Merger Agreement) (the “CVR Consideration” and, together with the Cash Consideration, the “Consideration”) and (b) following the consummation of the Offer, the Purchaser will merge with and into the Company, with the Company being the surviving corporation as a wholly owned subsidiary of the Parent (the “Merger” and, together with the Offer, the “Transaction”), and each outstanding share of Company Common Stock (other than (i) shares (A) held in the treasury of the Company, (B) irrevocably accepted for purchase in the Offer, or (C) held by the Parent, the Purchaser or any other wholly owned Subsidiary (as defined in the Merger Agreement) of the Parent (all shares contemplated by clauses (A) and (C), “Owned Company Shares”) and (ii) Dissenting Shares (as defined in the Merger Agreement)) will be canceled and converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement.

The Board of Directors has asked us whether, in our opinion, the Consideration to be received by holders of the Company Common Stock (other than the holders of Owned Company Shares and Dissenting Shares) in the Transaction is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)

reviewed certain internal projected financial data relating to the Company, including certain net operating loss carryforwards of the Company, prepared and furnished to us by management of the Company, as approved for our use by the Company (the “Forecasts”);

(iii)

discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Forecasts (including their views on the risks, uncertainties and probabilities of achieving the three scenarios included in the Forecasts);

The Board of Directors

Apellis Pharmaceuticals, Inc.

(iv)

discussed with management of the Company their assessment as to the probability of achieving each Milestone (as defined in the CVR Agreement) giving rise to the payment of the CVR Consideration pursuant to the CVR Agreement and the expected timing of achieving each Milestone and the corresponding payment;

(v)	reviewed the reported prices and the historical trading activity of the Company Common Stock;

(vi)	compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(vii)

compared the financial performance of the Company and the valuation multiples relating to the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant;

(viii)	reviewed the financial terms and conditions of the Merger Agreement and the CVR Agreement; and

(ix)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company, and the other matters covered thereby. We also have relied, at the direction of the Company, upon the assessment of management of the Company as to the probability of achieving each Milestone giving rise to the payment of the CVR Consideration and the expected timing of achieving each Milestone and the corresponding payment. We express no view as to the Forecasts, the probability of achieving each Milestone giving rise to the payment of the CVR Consideration, the expected timing of achieving each Milestone and the corresponding payment, or the assumptions on which they are based.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the CVR Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or reduce the contemplated benefits to the holders of the Company Common Stock of the Transaction. In addition, we have relied, without independent verification, on the assessments of the management of the Company as to (i) the validity of, and risks associated with, the Company’s intellectual property, technology, products and services, and (ii) the marketability, commercial viability and market adoption of the Company’s current and future products and services.

We have not conducted a physical inspection of the properties or facilities of the Company and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities

The Board of Directors

Apellis Pharmaceuticals, Inc.

(including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock (other than the holders of Owned Company Shares and Dissenting Shares), from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or the form or terms of the CVR with respect to transferability, liquidity or otherwise, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or the CVR Agreement or entered into or amended in connection with the Merger Agreement or the CVR Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to whether any person should tender shares of the Company Common Stock in the Offer or take any other action in respect of the Transaction. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Transaction or as to the impact of the Transaction on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Company and we have not received any compensation from the Company during such period. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided financial advisory services to the Parent, and received fees for the rendering of these services, and none of such fees were related to transactions with or involving the Company. We may provide financial advisory or other services to the Company, the Parent or any of their respective affiliates in the future, and in connection with any such services we may receive compensation.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as

The Board of Directors

Apellis Pharmaceuticals, Inc.

well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, the Parent, potential parties to the Transaction and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or the Parent.

Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of the Company Common Stock (other than the holders of Owned Company Shares and Dissenting Shares) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

EVERCORE GROUP L.L.C.

By: /s/ EVERCORE GROUP L.L.C.

Annex B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS § 262

Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings.

Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.